SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the unaudited consolidated financial statements for the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005 filed with the Comisión Nacional de Valores.

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Consolidated Financial Statements

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

Name of the Company:	ALTO PALERMO S.A. (APSA)

Corporate domicile:	Moreno 877 22º Floor - Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements for the six-month period

ended December 31, 2006

Fiscal year No.117 beginning July 1, 2006

Expressed in Argentine Pesos (See Note 1 to the Unaudited Financial Statements)

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	October 1, 1889

Of last amendment:	October 21, 1999

Registration number with the Superintendence of Corporations:	511

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108-1° floor- Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent Company on the equity:	61.67%

CAPITAL COMPOSITION (Note 4 to the unaudited financial statements)

Type of stock	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock,1 vote each	782,064,214	78,206,421	78,206,421

Fernando A. Esztain
Director
acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Balance Sheets as of December 31 and June 30, 2006

	12.31.06 (Notes 1 and 3) Ps.	06.30.06 (Notes 1 and 3) Ps.		12.31.06 (Notes 1 and 3) Ps.	06.30.06 (Notes 1 and 3) Ps.
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 4.a)	25,720,481	38,222,036	Debts:
Other Investments ( Note 4.b)	105,987,035	32,250,484	Trade accounts payable (Note 4.j)	164,383,322	101,949,564
Accounts receivable, net (Note 4.d)	150,038,912	104,312,709	Short-term debt (Note 4.k)	223,762,814	90,816,638
Other receivables, net (Note 4.e)	41,818,554	30,929,095	Salaries and social security payable (Note 4.l)	9,119,420	10,885,364
Inventory (Note 4.f)	8,468,590	7,989,246	Taxes payable (Note 4.m)	37,938,100	23,761,968

Total Current Assets	332,033,572	213,703,570	Customer advances (Note 4.n)	52,869,079	48,052,765

			Related parties (Note 5)	6,015,067	6,383,668
			Other liabilities (Note 4.o)	8,240,943	11,200,163

			Total Debts	502,328,745	293,050,130

			Provisions (Note 4.p)	571,119	506,714

			Total Current Liabilities	502,899,864	293,556,844

			NON-CURRENT LIABILITIES

NON-CURRENT ASSETS			Debts:
Accounts receivable, net (Note 4.d)	50,130,913	32,539,707	Trade accounts payable (Note 4.j)	511,445	1,010,150
Other receivables, net (Note 4.e)	20,225,468	13,254,535	Long-term debt (Note 4.k)	166,571,637	145,853,844
Fixed assets, net (Note 4.g)	1,082,265,490	912,795,140	Taxes payable (Note 4.m)	11,553,617	13,707,025
Investments, net (Note 4.c)	—	129,474	Customer advances (Note 4.n)	61,572,279	41,535,275
Other investments (Note 4.b)	120,160,961	167,842,865	Related parties (Note 5)	918,600	925,800
Intangible assets, net (Note 4.h)	2,469,726	3,222,276	Other liabilities (Note 4.o)	10,696,265	10,959,031

Subtotal Non-Current Assets	1,275,252,558	1,129,783,997	Total debts	251,823,843	213,991,125

Goodwill, net (Note 4.i)	27,965,930	11,557,921	Provisions (Note 4.p)	10,715,360	10,667,309

Total Non Current Assets	1,303,218,488	1,141,341,918	Total Non-Current Liabilities	262,539,203	224,658,434

			Total Liabilities	765,439,067	518,215,278

			Minority interest	69,762,294	29,989,705

			SHAREHOLDERS´ EQUITY	800,050,699	806,840,505

Total Assets	1,635,252,060	1,355,045,488	Total Liabilities and Shareholders´ Equity	1,635,252,060	1,355,045,488

The accompanying notes are an integral part of these unaudited consolidated financial statements.

2	Fernando A. Esztain Director acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Income

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

	12.31.06 (Notes 1 and 3) Ps.	12.31.05 (Notes 1 and 3) Ps.
Revenues:
Leases and services	133,224,024	106,275,250
Credit card operations	89,295,939	55,196,892
Other	59,912,260	22,986,356

Total revenues	282,432,223	184,458,498

Costs:
Leases and services	(39,056,839)	(37,544,269)
Credit card operations	(33,743,338)	(19,050,922)
Other	(61,168,203)	(18,407,519)

Total costs	(133,968,380)	(75,002,710)

Gross profit (loss):
Leases and services	94,167,185	68,730,981
Credit card operations	55,552,601	36,145,970
Other	(1,255,943)	4,578,837

Total gross profit	148,463,843	109,455,788

Selling expenses	(33,123,820)	(19,376,822)
Administrative expenses	(36,128,833)	(21,250,029)
Net income in credit card trust	5,514,448	2,079,801
Results from valuation of inventories at fair market value	177,755	2,834,063

Subtotal	(63,560,450)	(35,712,987)

Operating income	84,903,393	73,742,801

Net loss on equity investments (Note 5)	(678,569)	(244,684)

Amortization of goodwill	(2,341,822)	(2,378,817)

Financial gain generated by assets:
Interest income	1,995,274	1,449,650
Other interest	1,221,181	338,788
Interest earned by financial collocations	1,965,397	1,443,778
Mortgage loans interest (Torres de Abasto)	104,592	91,195
Exchange differences	(213,641)	908,772
Interest income from related parties (Note 5)	70,273	322

Subtotal	5,143,076	4,232,505

Financial (loss) gain generated by liabilities:
Interest expense	(3,519,247)	(3,637,467)
Exchange differences, net	189,587	(1,368,879)
Interest and exchange differences with related parties (Note 5)	(6,252,593)	(14,193,123)
Other interests	(1,193)	(94,059)
Tax interest	(130,927)	(205,646)

Subtotal	(9,714,373)	(19,499,174)

Financial results, net	(4,571,297)	(15,266,669)

Other income and expenses, net (Note 4.q.)	(967,312)	(882,677)

Income before taxes and minority interest	76,344,393	54,969,954

Income tax	(32,365,728)	(28,955,955)
Minority interest	(3,778,629)	(2,728,843)

Net income for the period	40,200,036	23,285,156

The accompanying notes are an integral part of these unaudited consolidated financial statements.

3	Fernando A. Esztain Director acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (1)

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

	12.31.06 (Notes 1 and 3) Ps.	12.31.05 (Notes 1 and 3) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	56,404,655	49,714,480
Cash and cash equivalents as of the end of the period	114,177,208	63,115,147

Net increase in cash and cash equivalents	57,772,553	13,400,667

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	40,200,036	23,285,156
Adjustments to reconcile net income to cash flows from operating activities:
• Financial results	(1,318,029)	8,231,916
• Depreciation of fixed assets	32,128,533	31,070,466
• Amortization of impairment of fixed assets	—	(60,500)
• Amortization of impairment of intangible assets	—	(76,081)
• Amortization of intangible assets	752,587	800,601
• Amortization of goodwill	2,341,822	2,378,817
• Amortization of Notes issuance expenses	—	36,241
• Results of fixed assets realization	27,865	1,804
• (Recovery) charge for expenses related to doubtful accounts	(14,653)	1,613,370
• Charge of prevision for contingencies	1,281,759	406,913
• Charge of allowance for doubtful accounts	5,796,078	4,210,406
• Provision for directors´ fees	4,334,771	2,767,395
• Loss from valuation of inventories at fair market value	(177,755)	(2,834,063)
• Net gain in credit card trust	(1,757,631)	(133,808)
• Accrual for leases advances	—	(2,427,718)
• Net loss on equity investments (Note 5)	678,569	244,684
• Minority interest	3,778,629	2,728,843
• Tax on personal assets of shareholders	—	233,221
• Income tax	32,365,728	28,955,955

Changes in certain assets and liabilities:	—
• Increase in Accounts receivable	(60,668,575)	(78,324,296)
• (Increase) Decrease in other receivables	(25,666,020)	122,223
• Increase in intangible assets	—	(110,335)
• (Increase) Decrease in inventory	(301,589)	18,090,351
• Increase in trade accounts payable	61,423,402	30,282,408
• Increase in customer advances	7,611,511	10,202,398
• Decrease in taxes payable	(18,697,684)	(2,488,665)
• (Decrease) Increase in salaries and social security payable	(1,936,952)	1,956,577
• Decrease in provision for contingencies	(38,408)	(2,193,080)
• Decrease in other liabilities	(8,135,696)	(5,166,068)
• (Decrease) Increase in liabilities due to related parties	(345,893)	1,507,562
• (Increase) Decrease in accrued interest	(586,394)	1,464,799

Net cash provided by operating activities	73,076,011	76,777,492

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of fixed assets	(90,030,446)	(19,556,710)
• Guarantee deposit	9,111,000	(8,610,000)
• Increase in investments	(20,076,634)	(2,846,228)
• Guarantee deposit for construction and purchase of garages	(4,902,400)	—
• Revenue from purchased of companies net of payments	17,112,701	—
• Loans granted to related parties	(2,175,000)	—
• Acquisition of other investments	(1,184,789)	(101,167)

Net cash used in investing activities	(92,145,568)	(31,114,105)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Loans payment	(21,758,000)	(12,895,334)
• Dividends payment	(47,000,000)	(29,000,000)
• Payment to minority interest from capital reduction of subsidiaries	—	(1,320,172)
• Dividends payment to minority interest	(584,492)	—
• Increase in overdrafts	138,726,156	8,602,620
• Payment of seller financing – Mendoza Plaza Shopping S.A.	(5,483,731)	(5,149,834)
• Proceeds from short-term debts	12,942,177	7,500,000

Net cash provided by financing activities	76,842,110	(32,262,720)

Net increase in cash and cash equivalents	57,772,553	13,400,667

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

4	Fernando A. Esztain Director acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

	12.31.06 Ps.	12.31.05 Ps.
Additional information
Cash paid during the period for:
– Interest	16,055,005	11,799,568
– Income tax	6,995,378	413,337

Non-cash activities:
– Conversion of Unsecured Convertible Notes into ordinary shares	10,158	—
– Liquidation of interest in credit card receivables	7,405,384	6,338,030
– Issuance of credit card receivables	3,377,479	6,030,752
– Increase in fixed assets through an increase in short-term debt	—	10,860,348
– Increase in other receivables and prepaid expenses through a decrease in intangible assets	—	11,800
– Increase in inventory through a decrease in other investments non-current	59,912,260	3,827,433
– Increase in other receivables and prepaid expenses through a decrease in fixed assets	—	71,073
– Increase in liabilities due to related parties through a decrease in minority interest	—	150,020
– Increase in long-term debts due to a decrease in previsions	2,569,303	—

5	Fernando A. Esztain Director acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

	12.31.06 Ps.	12.31.05 Ps.
Acquisition of subsidiary companies:

Leases and services receivables	1,039,527	—
Other receivables	3,177,239	—
Fixed Assets	51,684,043	—
Trade accounts payable	(511,651)	—
Customer advances	(17,241,807)	—
Related parties (payable to Alto Palermo (APSA))	(6,808,357)	—
Salary and social security payable	(171,008)	—
Taxes payable	(462,663)	—
Other liabilities	(29,844)	—
Provisions	(1,438,408)	—

Total net non-cash assets acquired	29,237,071	—

Cash and cash equivalents acquired	187,688,961	—

Total net assets acquired	216,926,032	—

Minority interests	(36,578,452)	—
Goodwill	18,749,831	—

Total account of acquired subsidiaries	199,097,411	—

Cash and cash equivalents acquired	(187,688,961)	—
Amount financed by the sellers	(28,521,151)	—

	(17,112,701)	—

6	Fernando A. Esztain Director acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Statements

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

NOTE 1: PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

APSA or “the Company” has consolidated its Balance Sheets as of December 31, 2006 and 2005 and the statements of income and cash flows for the six-month periods ended December 31, 2006 and 2005 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

Financial Statements corresponding to the six-month periods ended December 31, 2006 and 2005 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period.

Results for the six-month periods ended December 31, 2006 and 2005 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

The consolidated financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date. On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole. The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistics and Census.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 2: CORPORATE CONTROL

The following table shows the data concerning the corporate control:

Company	Percentage of capital stock owned as of		Closure dates for the financial statements for consolidation purposes
	12.31.06	12.31.05
Emprendimiento Recoleta S.A.	53.68	51	12.31.06
Tarshop S.A.	80	80	12.31.06
Shopping Neuquén S.A.	94.623	94.623	12.31.06
Inversora del Puerto S.A.	99.9917	99.9917	12.31.06
Shopping Alto Palermo S.A.	99.9999	99.9999	12.31.06
Fibesa S.A.	99.9999	99.9999	12.31.06
Mendoza Plaza Shopping S.A.	85.4	85.4	12.31.06
Conil S.A.	50	50	12.31.06
Empalme S.A.I.C.F.A. y G.	100	—	12.31.06
Panamerican Mall S.A.	80	—	12.31.06

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. Note 2 to the basic financial statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Revenue recognition

Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued.

Lease agent operations

In September 2000, the Company completed the acquisition of the 99.9999% equity interest of FIBESA, a related company. FIBESA acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. FIBESA’s revenues are derived primarily from collected fees calculated as a percentage of the final rental income value. Revenues are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3: (Continued)

b.	Investments

b.1.	Current

Current investments include a retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables of Tarshop S.A. with a realization term not exceeding twelve months. Government and mortgage bonds are valued at net realizable value in force at the end of the period / year, and time deposits are valued at face value plus accrued interest. The participations in mutual funds and in Garantizar S.G.R, have been valued at quotation value in force at the end of the period / year.

b.2.	Interest in other companies and other non-current investments

Includes the investment in E-Commerce Latina S.A., which has been accounted for under the equity method. It also includes Trust debt securities pursuant to the securitization program of credit card receivables of Tarshop S.A. The participation in Garantizar S.G.R, has been valued at quotation value in force at the end of the period / year.

Investment in an old train, which was valued at acquisition cost, is also included herein.

c.	Goodwill

Goodwill represents the difference between the purchase price and the fair value of the net assets acquired, restated as mentioned in Note 1, which is being amortized by the straight-line method over a ten year term (see Note 2.9 to the unaudited financial statements)

NOTE 4: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	12.31.06 Ps.	06.30.06 Ps.
Cash in local currency	1,892,638	1,896,305
Cash in foreign currency	2,104,769	2,164,853
Banks in local currency	6,698,907	19,478,281
Banks in foreign currency	10,267,338	13,038,650
Banks—saving accounts	4,756,829	1,643,947

Total cash and banks	25,720,481	38,222,036

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

b) Other investments:

	12.31.06 Ps.	06.30.06 Ps.
Current
Time deposits in local currency	49,761,597	4,201,818
Mutual funds	38,695,130	13,980,801
Retained interests in transferred credit card receivables (i)	10,252,333	10,318,797
NOBACS bonds (i)	3,070,400	602,640
Mortgage bonds issued by Banco Hipotecario S.A. (i) (Note 5)	1,877,459	2,170,258
Garantizar SGR (i)	1,326,209	—
BODEN 2008 bonds (i)	518,795	609,995
Trust debt titles (i)	451,362	324,325
BONTE 2006 bonds (i)	33,750	41,850

Total	105,987,035	32,250,484

(i)	Not considered as cash equivalent for purposes of the consolidated statements of cash flows.

Non current
Land reserve
- Caballito plot of land	36,680,754	36,622,004
- Torres Rosario	16,110,481	16,079,162
- Air Space Supermercado Coto	13,143,445	13,143,445
- General Paz plot of land (*)	—	59,837,466
- Other real estate	2,760,476	2,347,423
Other investments—Tarshop S.A. trust	49,634,571	37,814,171
Trust debt titles—Tarshop S.A. trust	1,224,361	752,114
Old trains	606,873	—
Garantizar S.G.R.	—	1,247,080

Total	120,160,961	167,842,865

Total other investments	226,147,996	200,093,349

(*)	See Note 19 to the unaudited financial statements

c) Investments, net:

	12.31.06 Ps.	06.30.06 Ps.
E-Commerce Latina S.A. (Note 5)	—	129,474

Total investments, net	—	129,474

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

d) Accounts receivable, net:

	12.31.06 Ps.	06.30.06 Ps.
Current
Tarshop S.A. credit card receivables	79,333,722	58,284,988
Checks to be deposited	38,630,469	26,154,553
Leases and services receivables	31,756,173	22,152,659
Debtors under legal proceedings	22,145,879	22,635,986
Pass-through expenses receivables	14,309,970	10,013,772
Receivables from the sale of Alcorta Plaza´s land	6,536,792	5,863,550
Notes receivable	3,491,218	2,230,951
Mortgage receivable – Torres Abasto	522,409	380,490
Credit card receivables	22,663	30,953
Less:
Allowance for doubtful accounts	(46,710,383)	(43,435,193)

Total	150,038,912	104,312,709

Non-current
Credit card receivables	45,248,513	21,076,452
Receivables from the sale of Alcorta Plaza´s land	5,817,350	11,991,670
Mortgage receivable – Torres Abasto	471,965	578,155
Pass-through expenses receivables	396,765	—
Notes receivable	102,785	226,248
Leases and services receivables	39,975	—
Less:
Allowance for doubtful accounts	(1,946,440)	(1,332,818)

Total	50,130,913	32,539,707

Total accounts receivable, net	200,169,825	136,852,416

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

e) Other receivables, net:

	12.31.06 Ps.	06.30.06 Ps.
Current
Related parties (Note 5)	12,455,074	6,716,890
Credit card trust guarantee funds	9,294,160	1,099,855
Guarantee deposits	5,935,558	9,381,584
Prepaid expenses	5,606,913	4,271,499
Asset tax credits	3,602,880	3,171,734
Prepaid services	1,497,815	2,139,765
Other tax credits	973,984	1,691,759
Prepaid gross revenues tax	850,476	766,949
Income tax, net	550,515	839,624
Other prepaid taxes	320,675	401,901
Value Added Tax (VAT) receivable	69,247	—
Expenses to recover	565	—
Other	660,692	447,535

Total	41,818,554	30,929,095

Non-Current
Credit card trust guarantee fund	10,197,608	5,311,549
Deferred income tax	6,203,684	5,917,757
Doubtful mortgage receivable	2,208,275	2,208,275
Allowance for doubtful mortgage receivable	(2,208,275)	(2,208,275)
Asset tax credits	1,817,182	266,113
Prepaid gross revenues tax	1,047,696	882,620
Guarantee deposits	389,562	274,097
Value Added Tax (VAT) receivable	270,084	266,774
Prepaid expenses	269,583	306,333
Other taxes receivables	30,069	—
Other	—	29,292

Total	20,225,468	13,254,535

Total other receivables, net	62,044,022	44,183,630

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

f) Inventory:

	12.31.06 Ps.	06.30.06 Ps.
Current
Torres de Rosario	7,502,820	7,325,065
Resale merchandise	653,770	340,707
Torres de Abasto	312,000	312,000
Other	—	11,474

Total	8,468,590	7,989,246

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

g) Fixed assets, net:

	12.31.06 Ps.	06.30.06 Ps.
Properties:
Shopping Centers:
Alto Palermo	184,549,289	193,512,809
Abasto	184,736,436	188,359,703
Patio Bullrich	105,818,190	109,200,660
Mendoza Plaza Shopping	90,738,925	88,600,799
Alto Avellaneda	85,943,778	86,288,660
Alto Rosario	86,450,637	83,171,324
Paseo Alcorta	60,786,821	62,259,879
Alto NOA	28,076,752	29,016,480
Buenos Aires Design	17,239,436	18,516,645
Panamerican Mall	123,567,641	—
Córdoba shopping –Villa Cabrera-	50,850,385	—
Facilities	15,380,744	14,169,384
Neuquén project	10,011,918	10,011,851
Other properties	9,080,735	9,301,591
Furniture and fixture	5,456,265	5,142,667
Computer equipment	4,604,881	4,262,913
Leasehold improvements	2,780,253	3,008,528
Software	2,863,283	2,687,482
Vehicles	63,102	75,722
Financial advance for purchase of fixed assets	11,752,493	1,222,672

Work in progress:
- Alto Rosario – Museo de los Niños	—	2,767,603
- Patio Bullrich	208,438	208,438
- Alto Avellaneda	706,570	—
- Alto Palermo	335,694	—
- Córdoba Shopping -Villa Cabrera-	11,450	—
- Abasto	247,562	—
- Tarshop S.A.	3,812	—
- Shopping centers improvements	—	1,009,330

Total Fixed assets, net	1,082,265,490	912,795,140

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

h)	Intangible assets, net:

	12.31.06 Ps.	06.30.06 Ps.
Pre-operating expenses	2,318,495	3,045,784
Trademarks	151,231	176,492

Total Intangible assets, net	2,469,726	3,222,276

i) Goodwill, net:
	12.31.06 Ps.	06.30.06 Ps.
- Panamerican Mall S.A.	11,982,452	—
- Fibesa S.A.	7,528,621	8,555,254
- Empalme S.A.I.C.F.A. y G.	6,767,379	—
- Shopping Alto Palermo S.A.	1,847,132	3,078,554
- Tarshop S.A.	363,381	484,507
- Emprendimiento Recoleta S.A.	(523,035)	(560,394)

Total Goodwill, net	27,965,930	11,557,921

j) Trade accounts payable:
	12.31.06 Ps.	06.30.06 Ps.
Current
Suppliers	146,919,749	89,923,116
Accruals	16,283,648	10,348,668
Foreign suppliers	1,008,500	1,023,961
Other	171,425	653,819

Total	164,383,322	101,949,564

Non-current
Foreign suppliers	511,445	1,010,150

Total	511,445	1,010,150

Total Trade accounts payable	164,894,767	102,959,714

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

k) Short-term and long-term debt:

	12.31.06 Ps.	06.30.06 Ps.
Current
– Banks
Syndicated loan	12,500,000	25,000,000
Deutsche Bank loan	—	9,258,000
Bank Boston loan	5,700,000	4,300,000
Banco Ciudad loan	1,782,094	—
Overdrafts	168,152,211	29,426,054
Bank Interests	986,738	1,308,280
Interest payable to credit card trust	998,197	1,489,768
Other	—	403,542

Subtotal	190,119,240	71,185,644

– Financial
Seller financing – Shopping Neuquén S.A.	9,140,327	6,291,439
Seller financing – Empalme S.A.C.I.F.A. y G	16,209,151	—
Seller financing – Shopping Neuquén S.A. – Accrued interest	1,411,791	1,175,960
Seller financing – Mendoza Plaza Shopping S.A.	—	5,376,239
Accrued interest for Notes, Senior Notes and unsecured convertible Notes (Note 5)	6,537,252	6,588,951
Mortgage loans (Note 7)	41,791	41,791
Others	303,262	156,614

Subtotal	33,643,574	19,630,994

Total	223,762,814	90,816,638

Non current
– Banks
Bank Boston	5,600,000	—
Bank Ciudad de Buenos Aires	3,800,628	—

Subtotal banks	9,400,628	—

– Financial
Empalme S.A.C.I.F.A. y G	12,248,000	—
Unsecured convertible Notes (USD 50 million) (Note 5)	144,611,934	145,755,576
Other	311,075	98,268

Subtotal	157,171,009	145,853,844

Total	166,571,637	145,853,844

Total short-term and long-term debt	390,334,451	236,670,482

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

l) Salaries and social security payable:

	12.31.06 Ps.	06.30.06 Ps.
Provision for annual complementary salary, vacation and bonuses	5,363,945	8,289,725
Social security payable	3,213,284	2,232,366
Salaries payable	103,906	85,770
Other	438,285	277,503

Total salaries and social security payable	9,119,420	10,885,364

m) Taxes payable:

	12.31.06 Ps.	06.30.06 Ps.
Current
Income tax	20,310,551	13,182,274
Value Added Tax (VAT) payable, net	7,291,280	5,378,086
Other tax withholdings	3,459,242	2,524,548
Gross revenues tax provision	4,385,035	954,062
Provision for tax on personal assets of shareholders	536,989	268,494
Other taxes payable	536,976	508,057
Gross revenues tax withholdings	465,084	353,864
Asset tax payable, net	456,145	248,286
Turn over tax accrued (not claimable)	174,521	175,907
Tax amnesty plan for gross revenues tax payable	173,792	166,173
Other	—	1,810
Provision for property tax	148,485	407

Total	37,938,100	23,761,968

Non current
Deferred income tax	9,803,038	11,690,310
Tax amnesty plan for gross revenues tax payable	1,576,058	1,664,902
Turn over tax accrued (not claimable)	174,521	351,813

Total	11,553,617	13,707,025

Total taxes payable	49,491,717	37,468,993

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

n)	Customer advances:

	12.31.06 Ps.	06.30.06 Ps.
Current
Admission rights	28,209,305	23,659,140
Lease and pass-through expenses advances	13,411,805	11,643,755
Customer advances	6,043,395	8,067,179
Advance for the sale of Torres Rosario land	2,423,460	2,365,800
Guarantee deposits	2,781,114	2,316,891

Total	52,869,079	48,052,765

Non-current
Admission rights	35,353,460	29,802,684
Lease advances	26,063,712	11,679,327
Guarantee deposits	155,107	53,264

Total	61,572,279	41,535,275

Total customer advances	114,441,358	89,588,040

o)	Other liabilities:

	12.31.06 Ps.	06.30.06 Ps.
Current
Provisions for directors fees (Note 5)	4,810,891	8,117,840
Advances to directors (Note 5)	(476,120)	(315,134)
Donations payable (Note 5)	2,500,000	2,500,000
Contributed leasehold improvements (Note 10)	525,525	525,525
Withholdings and guarantee deposits	230,960	237,161
Interest in other company—E-Commerce Latina S.A. (Note 5)	549,095	—
Other	100,592	134,771

Total	8,240,943	11,200,163

Non-current
Contributed leasehold improvements to be accrued (Note 10)	10,684,165	10,946,931
Directors’ guarantee deposits (Note 5)	12,000	12,000
Other	100	100

Total	10,696,265	10,959,031

Total Other liabilities	18,937,208	22,159,194

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

p)	Provisions:

	12.31.06 Ps.	06.30.06 Ps.
Current:
Previsions for contingencies	571,119	506,714

Total	571,119	506,714

Non current:
Previsions for contingencies	10,715,360	10,667,309

Total	10,715,360	10,667,309

Total Provisions	11,286,479	11,174,023

q)	Other income and expenses, net:

	12.31.06 Ps.	12.31.05 Ps.
Accrual of lease advances (Note 9)	—	2,427,718
Expenses to recover from doubtful accounts	14,653	(1,613,370)
Donations	(420)	(124,598)
Other taxes	—	(782,628)
Tax on personal assets of shareholders (Note 5)	(268,494)	(233,221)
Provision for contingencies, net	(1,230,855)	(383,067)
Provisions recovery	284,254	—
Other	233,550	(173,511)

Total other income and expenses, net	(967,312)	(882,677)

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 5: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/ caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
			12.31.2006 Ps.	12.31.2005 Ps.	12.31.2006 Ps.	06.30.2006 Ps.
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables	—	—	877,370	479,243
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(4,170,443)	(9,392,560)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(461,811)	(267,760)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(4,393,184)	(4,427,618)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(97,182,558)	(97,944,277)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	44,557	193,743	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(16,298)	(14,170)	—	—
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(2,141,681)	(2,158,468)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(47,376,587)	(47,747,925)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(2,033,095)	(4,578,882)	—	—
Other Shareholders	Shareholders	Other income and expenses, net - Tax on personal assets	(268,494)	(233,221)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
E-Commerce Latina S.A.	Equity investee	Other current receivables	—	—	52,477	24,666
E-Commerce Latina S.A.	Equity investee	Administration fees	—	3,000	—	—
E-Commerce Latina S.A.	Equity investee	Net loss on equity investments	(678,569)	(244,684)	—	—
E-Commerce Latina S.A.	Equity investee	Investment, net	—	—	(549,095)	129,474
Empalme S.A.I.C.F.A. y G.	Subsidiary of Alto Palermo S.A. (APSA) since 12.27.06	Interest income	8,357	—	—	—
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables	—	—	2,769,510	596,240
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	(236,135)	(470,511)
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Administration fees	27,422	26,724	—	—
Altocity.com.S.A	Subsidiary of E-commence Latina S.A	Interest income	61,916	322	—	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 5: (Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
			12.31.2006 Ps.	12.31.2005 Ps.	12.31.2006 Ps.	06.30.2006 Ps.
	OTHER RELATED PARTIES
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	1,241	40
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(182,016)	(132,254)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(129,583)	(198,974)	—	—
Dalor S.A.	Related company of a minority shareholder of Tarshop S.A.	Current payable with related parties	—	—	—	(100,137)
León Halac	Tarshop S.A. shareholder (minority interest)	Current payable with related parties	—	—	(63,525)	(771,212)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	2,095,640	827,692
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(1,199,166)	(1,377,090)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	277,254	368,186	—	—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(22,633)	(291)
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	15,730	—
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(313,927)	(179,284)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Fees for services	(772,678)	(298,157)	—	—
Metroshop S.A.	Subsidiary also with Tarshop S.A.	Other current receivables	—	—	5,556,005	4,057,462
Metroshop S.A.	Subsidiary also with Tarshop S.A.	Current payable with related parties	—	—	(1,621,169)	(1,241,926)
Metronec	Tarshop S.A. Equity investee	Current payable with related parties	—	—	(873,073)	(854,543)
Loans to personnel	Employees	Other current receivables	—	—	496,709	556,552
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Other current receivables	—	—	445,344	164,175
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Current payable with related parties	—	—	(1,041,246)	(988,660)
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Non Current payable with related parties	—	—	(918,600)	(925,800)
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Interest and exchange differences with related parties	(46,790)	(200,806)	—	—
Directors	Directors	Short-term debt	—	—	(1,385)	(1,010)
Directors	Directors	Long-term debt	—	—	(30,620)	(41,031)
Directors	Directors	Interest and exchange differences with related parties	(2,265)	(18,732)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 5: (Continued)

Company	Relation	Description of transaction/ caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
			12.31.2006 Ps.	12.31.2005 Ps.	12.31.2006 Ps.	06.30.2006 Ps.
Directors and management	Directors	Other current liabilities	—	—	(4,334,771)	(7,802,706)
Directors and management	Directors	Other current receivables	—	—	23,564	820
Directors	Directors	Other non current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Directors fees	(5,177,825)	(3,266,410)	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(2,500,000)	(2,500,000)
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	68	—
Abril S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	16
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Other current investments	—	—	1,877,459	2,170,258
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	112,445	—
Museo de los Niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	240	5,816
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(1,002)	(1,855)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	(22,169)	(22,343)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	—	(2,143)	—	—
Baldovinos S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	116	—
Owners Consortium of Libertador 489	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	1,165	—
Consultores Assets Managment S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	4,043	—
Cactus S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	720	—
Futuros y Opciones.Com S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	233	—
Ritelco S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(366)	—
Canteras Natal Crespo S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	2,454	4,168

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 6: SEGMENT INFORMATION

	Leases and Services Ps.	Credit card Ps.	Other Ps.	Total Ps.	Eliminations Ps.	Total as of 12.31.06 Ps.	Total as of 12.31.05 Ps.
Revenues	133,663,843	89,295,939	59,919,459	282,879,241	(447,018)	282,432,223	184,458,498
Costs	(39,056,839)	(34,266,688)	(61,168,203)	(134,491,730)	523,350	(133,968,380)	(75,002,710)

Total gross profit (loss) as of 12.31.06	94,607,004	55,029,251	(1,248,744)	148,387,511	76,332	148,463,843	—

Total gross profit as of 12.31.05	69,169,383	35,302,643	4,578,836	109,050,862	404,926	—	109,455,788

Expenses:
Selling expenses	(8,436,160)	(22,881,484)	(1,806,176)	(33,123,820)	—	(33,123,820)	(19,376,822)
Administrative expenses	(15,495,765)	(20,621,068)	(12,000)	(36,128,833)	—	(36,128,833)	(21,250,029)
Net income in credit card trust	—	5,514,448	—	5,514,448	—	5,514,448	2,079,801
Loss from valuing inventories at fair market value	—	—	177,755	177,755	—	177,755	2,834,063

Operating income (loss) 12.31.06	70,675,079	17,041,147	(2,889,165)	84,827,061	76,332	84,903,393	—

Operating income 12.31.05	53,120,191	12,980,042	7,237,642	73,337,875	404,926	—	73,742,801

Net loss in equity investments	—	—	(678,569)	(678,569)	—	(678,569)	(244,684)
Amortization of goodwill	(2,220,694)	(121,128)	—	(2,341,822)	—	(2,341,822)	(2,378,817)
Financial results, net	(5,126,442)	309,364	322,113	(4,494,965)	(76,332)	(4,571,297)	(15,266,669)
Other expense and revenues, net	(1,005,232)	4,419	33,501	(967,312)	—	(967,312)	(882,677)

Net income (loss) before taxes and minority interest 12.31.06	62,322,711	17,233,802	(3,212,120)	76,344,393	—	76,344,393	—

Net income before taxes and minority interest 12.31.05	34,982,820	12,963,520	7,023,614	54,969,954	—	—	54,969,954

Income tax	(27,305,514)	(5,946,956)	886,742	(32,365,728)	—	(32,365,728)	(28,955,955)
Minority interest	(1,497,035)	(2,281,594)	—	(3,778,629)	—	(3,778,629)	(2,728,843)

Net income (loss) 12.31.06	33,520,162	9,005,252	(2,325,378)	40,200,036	—	40,200,036	—

Net income 12.31.05	15,193,496	7,002,019	1,089,641	23,285,156	—	—	23,285,156

Depreciation and amortization 12.31.06 – 6 months	34,888,936	1,230,222	—	36,119,158	—	36,119,158	—

Depreciation and amortization 06.30.06 – 12 months	66,693,580	1,881,710	—	68,575,290	—	—	68,575,290

Acquisitions of fixed assets 12.31.06– 6 months	216,871,097	2,197,421	—	219,068,518	—	219,068,518	—

Acquisitions of fixed assets 06.30.06– 12 months	30,008,634	3,586,262	—	33,594,896	—	—	33,594,896

Equity investments as of 12.31.06	—	—	(549,095)	(549,095)	—	(549,095)	—

Equity investments as of 06.30.06	—	—	129,474	129,474	—	—	129,474

Operating assets as of 12.31.06	1,153,015,034	127,803,762	27,167,429	1,307,986,225	—	1,307,986,225	—

Operating assets as of 06.30.06	890,806,541	74,147,989	25,838,333	990,792,863	—	—	990,792,863

Non operating assets as of 12.31.06	203,636,307	94,563,866	29,253,927	327,454,100	(188,265)	327,265,835	—

Non operating assets as of 06.30.06	272,448,684	65,933,904	29,352,085	367,734,673	(3,482,048)	—	364,252,625

Total assets as of 12.31.06	1,356,651,341	222,367,628	56,421,356	1,635,440,325	(188,265)	1,635,252,060	—

Total assets as of 06.30.06	1,163,255,225	140,081,893	55,190,418	1,358,527,536	(3,482,048)	—	1,355,045,488

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 6: (Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are Leases and services, Credit card and Others.

A general description of each segment follows:

•	Leases and services

This segment includes the operating results of the Company’s shopping centers.

•	Credit card operations

This segment manages the Company’s portfolio of credit card accounts issued by Tarshop S.A.

•	Others

This segment includes the results of the Company’s construction and ultimate sale of residential buildings business, E-Commerce Latina S.A. equity investment.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

NOTE 7: RESTRICTED ASSETS

•	As of December 31, 2006, the short-term debt caption includes Ps. 41,791 from a mortgage on the land purchased by Shopping Neuquén S.A. for Ps. 3,313,620 within the short-term debt caption.

•

Short-term and long-term debt include a loan from Banco de la Ciudad de Buenos Aires to our subsidiary Tarshop S.A. of Ps. 5,582,722, which is secured by interest in credit card receivables of the Tarjeta Shopping Financial Trusts Series XII, XIV, XVI and XVIII and a commercial pledge to Bank Boston N.A. Buenos Aires Branch, as guarantee, and Participation Certificates of the Tarjeta Shopping Financial Trusts Series XXI, XXIII, XXV and XXVI for Ps. 11,300,000.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 7: (Continued)

•

Fixed assets include the cinema building located in the Cordoba Shopping Villa Cabrera which is held in fee with an antichresis right due to the financial debt that Empalme S.A.I.C.F.A. y G. has with NAI INTERNATIONAL II Inc. (See note 12)

NOTE 8: TARSHOP CREDIT CARD RECEIVABLES SECURITIZATION PROGRAM

The Company has ongoing revolving year securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to master trusts, that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the credits transferred to the Trusts, which have been eliminated from the Company’s balance sheet, Tarshop received cash (arising from the placement of the debt securities by the Trusts) and the participation certificates issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the period / year on the basis of the financial statements issued by the Trusts.

Our subsidiary Tarshop S.A. agreed on a Securitization Program of its customer portfolio for the purpose of securing long-term financing and the possibility of direct access to the capital market.

Under this Securitization Program, Tarshop S.A. transferred to the Trusts the total amount of Ps. 521.3 million as of December 31, 2006 of credits receivable originated in the use of its clients´ credit cards and personal loans carrying promissory notes. Consequently, CP and TDF Series “A” were issued for Ps. 441.1 million, Series “B” for Ps. 35.6 million, CP Series “C” for Ps. 44.2 million, and Series “D” for Ps. 0.4 million.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 8: (Continued)

Tarshop S.A. acquired all the CP Series “C” in an amount equal to its nominal value, and all the remaining TDF and CP were placed to investors through a public offering in Argentina, with the exception of Ps. 1.7 million of a TDF Series “B” that Tarshop S.A. had acquired. As credit protection to investors, Tarshop S.A. has made cash reserves for losses in the amount of Ps. 9.1 million.

NOTE 9: UNEARNED INCOME

On February 2, 1999 Mendoza Plaza Shopping S.A. entered into a contract with Riocruz S.C.S. (C&A Shop), granting the latter a mutual right of way in perpetuity, for valuable consideration for the first ten years and subsequently free of charge. The price agreed for this easement is USD 2,926,200, which was accrued over a period of the properly appreciation, as from April 1999, date on which it was registered with the Real Estate Record Office. On September 16, 2005 Mendoza Plaza Shopping S.A. acquired the store that belonged to Riocruz S.C.S. (C & A Shop) and the easement right was left ineffective. Therefore, Mendoza Plaza Shopping S.A. reflected for this operation an income of Ps. 2,427,718, due to accelerated amortization which is shown in “Other expenses, net” of the statement of income.

NOTE 10: CONTRIBUTED LEASEHOLD IMPROVEMENTS

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements, which were capitalized as fixed assets by Mendoza Plaza Shopping S.A., recognizing the related gain over the term of the contract. At closing the amount of Ps. 203,096 was pending of accrual.

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. At closing of the period the amount of Ps. 10,635,254 was pending of accrual. The lease is for a time limit of 10 years to be renewed every four equal consecutive periods, at the option of Village Cinema S.A.

Also included are the leasehold improvements to be accrued made by third parties, arising from Alto Palermo S.A. (APSA). See Note 3.j to the basic financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 11: NEUQUEN PROJECT

The only asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, that should be destined to the construction of a Shopping center. The project included the building of a Shopping center, a hypermarket, a hotel and a housing building.

During June 2001 Shopping Neuquén S.A. had requested to the City Hall of Neuquén an extension of the original construction schedule, and an authorization to transfer to third parties certain plots in which the land is divided so that each participant of the commercial development to be constructed would be able to build on its own land. The City Hall Executive Branch previously rejected such request under Decree No. 1437/02 which also established the expiration of the rights arising from Ordinance 5178, including the loss of any improvement and expenses incurred, having Shopping Neuquén S.A. no right to claim indemnity charges, revoking the buy-sell contracts of the land.

Shopping Neuquén S.A. submitted a response to the above-mentioned Decree and requested on January 21, 2003 the repeal of the administrative action, and offered and attached a proof document including the reasons to request such annulment. It also requested to be allowed to submit a new schedule of time terms, which would be prepared in line with the current scenario and including reasonable short and medium term projections. Such request was rejected by the City Hall Executive Branch through Decree 585/03. Consequently, on June 25, 2003 Shopping Neuquén S.A. filed an “Administrative Procedural Action” with the High Court of Neuquén requesting –among other issues- the annulment of Decrees 1,437/02 and 585/03 issued by the City Hall Executive Branch. On December 21, 2004 Shopping Neuquén was notified of a resolution of the High Court of Neuquén communicating the expiration of the administrative procedural action that the Company had filed against the City Hall of Neuquén.

Finally, on December 13, 2006, Shopping Neuquén S.A. signed an agreement with both the City Hall and the Province of Neuquén by which the time terms for construction of the commercial and housing enterprising were re-scheduled. Also, Shopping Neuquén S.A. was authorized to transfer to third parties the ownership of the plots of land in which the real estate will be divided with the exception of the land in which the commercial center will be constructed. The agreement referred to above was duly ratified by the Legislative Council of the City Hall of Neuquén and the ordinance issued was promulgated by the City Hall Executive Branch on February 12, 2007.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 11: (Continued)

The agreement also provides that Shopping Neuquén S.A. will submit, within 120 days after the agreement is signed, a new urban project draft with an adjustment of the environmental impact survey, together with a map of the property subdivision. The City Hall of Neuquén has to approve the project draft within 30 days after presentation. Once the project is approved, within the next 150 days the company will submit to the City Hall the final maps of the works. At the time these final maps are registered with the City Hall, the works have to begin within a maximum time term of 90 days as from the date of such registration. The first stage of the construction works (this stage including the minimum construction of 21,000 square meters of the commercial center and of 10,000 square meters of the hypermarket) should be finished in a maximum time term of 22 months as from the date in which the construction process was initiated. In case the conditions are not complied with, the City Hall of Neuquén is entitled to rescind the agreement and file the legal actions it deems pertinent.

On December 13, 2006 Shopping Neuquén signed with P.Y.E. Sociedad Anónima a preliminary sales contract for plot E-UNO, which is subject to the condition that the acquiring company applies the plot of land exclusively to the construction of a hotel. This plot covers 4,332.04 square meters of surface area and the sale price was established in USD 119,131.10. The title deed for transferring the property and the possession will take place within the 60 days subsequent to the date of compliance with the agreed conditions. This operation is subject to certain conditions precedent, one of these being the approval by the City Hall of Neuquén of the new draft project that Shopping Neuquén S.A. has to submit in accordance with the terms of the previous paragraph.

NOTE 12: FINANCING AND OCCUPATION AGREEMENT WITH NAI INTERNACIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G entered into an agreement with NAI INTERNACIONAL II, INC by which the latter loaned up to USD 8.2 million for the construction of a cinema complex and a part of the parking lot located in the Córdoba Shopping area, this item being shown in fixed assets. This loan initially accrued a LIBOR interest rated plus 1.5%. Accrual of interests started in April 1999 according to a period of grace provided in the contract clauses.

Related to this loan contract, Empalme S.A.I.C.F.A. y G. signed an occupation agreement of the building and the cinema area in favor of NAI INTERNACIONAL II, INC (henceforth “The Agreement”). Occupation of the area was established for a 10 year period as from the date of commencement to be automatically postponed during four additional periods of five years each. It is understood that date of commencement means the date in which the occupant starts exhibiting movies to the public in the cinema building, that is October 1997.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 12: (Continued)

Under the terms of the Agreement, the amounts owed according to the loan to Empalme S.A.I.C.F.A. y G. are offset against the payments of possession arising from the occupation of NAI INTERNACIONAL II, INC of the building and the cinema area. The Agreement provides that if following the last term mentioned in the previous paragraph there still is any unpaid amount of the loan plus interest, the Agreement will be postponed for a definite term established as the lesser of:

-	The time-term necessary to fully pay the loan unpaid amount, or

-	Ten (10) years.

Once the last time term has elapsed and if there still is an amount outstanding, the Company will be released of any payment obligation of the remaining portion of the loan plus interest.

On July 1, 2002 NAI INTERNACIONAL II, INC assigned all the rights and obligations arising from the Agreement to NAI INTERNACIONAL II, INC – SUCURSAL ARGENTINA. Also, other changes were made to the Agreement, the following being the most significant:

•

The debt outstanding was converted into Argentine pesos (Ps. 1 = USD 1) in accordance with the disposition of Law No. 25,561 and National Executive Decree No. 214/02. Under sections 4 and 8 of the referred Decree and complementary addenda, the referential stabilization coefficient is to be applied to the above debt outstanding as from February 3, 2002.

•

All the obligations of Empalme S.A.I.C.F.A. y G. included in the Agreement by which NAI INTERNACIONAL II, INC. is guaranteed the use of the cinema center, as well as those obligations that imply restrictions on the use or the possession of Empalme S.A.I.C.F.A. y G. or third parties, are covered by antichresis in rem right.

•

The extension agreed on January 1, 2002 was established for suspending the occupation payments owed by the occupant to the owner as well as the payments to account of capital and interests of the owner to the creditor for a six-month period as from the above-mentioned date. These payments will be renewed as from July 2002.

The capital outstanding as of December 31, 2006 and interest accrued at such date arising from the original loan agreement and modifications are recorded in Bank and financial loans.

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Financial Statements

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

ALTO PALERMO S.A. (APSA)

Unaudited Balance Sheets as of December 31 and June 30, 2006

	12.31.06 (Notes 1 and 2) Ps.	06.30.06 (Notes 1 and 2) Ps.		12.31.06 (Notes 1 and 2) Ps.	06.30.06 (Notes 1 and 2) Ps.
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 3.a and Schedule G)	8,180,498	22,209,819	Debts:
Other investments (Schedules D and I)	2,919	2,852	Trade accounts payable (Note 3.e and Schedules G and I)	16,785,636	11,392,995
Accounts receivable, net (Note 3.b and Schedules G and I)	55,179,940	38,908,669	Short-term debt (Note 3.f and Schedules G and I)	213,533,765	83,472,121
Other receivables, net (Note 3.c and Schedules G and I)	33,311,826	25,942,443	Salaries and social security payable (Note 3.g and Schedule I)	4,485,406	7,227,546
Inventory (Note 3.d and Schedule F)	8,063,575	7,859,082	Taxes payable (Note 3.h and Schedule I)	15,127,792	5,167,784

Total Current Assets	104,738,758	94,922,865	Customer advances (Note 3.i and Schedules G and I)	31,928,957	30,033,475

			Related parties (Note 5 and Schedule I)	8,694,060	5,492,262
			Other liabilities (Note 3.j and Schedule I)	5,880,916	8,231,082

			Total Current liabilities	296,436,532	151,017,265

			NON-CURRENT LIABILITIES
NON-CURRENT ASSETS			Debts:
Accounts receivable (Note 3.b and Schedules G and I)	6,370,698	12,739,535	Trade accounts payable (Note 3.e and Schedules G and I)	511,445	1,010,150
Other receivables, net (Note 3.c and Schedule I)	1,246,045	1,141,059	Long-term debt (Note 3.f and Schedules G and I)	156,247,534	145,755,576
Equity investments (Schedule C)	572,768,929	377,559,659	Taxes payable (Note 3.h and Schedule I)	11,249,043	13,677,823
Other investments, net (Schedule D)	69,047,029	127,774,500	Customer advances (Note 3.i and Schedule I)	33,165,247	29,990,496
Fixed assets, net (Schedule A)	590,861,359	590,309,946	Related parties (Note 5 and Schedule I)	45,318,746	52,930,288
Intangible assets, net (Schedule B)	1,340,513	2,087,247	Other liabilities (Note 3.j and Schedule I)	171,118	277,231

Total Non-Current Assets	1,241,634,573	1,111,611,946	Total debts	246,663,133	243,641,564

			Provisions (Note 3.k and Schedules E and I)	3,222,967	5,035,477

			Total Non-Current Liabilities	249,886,100	248,677,041

			Total Liabilities	546,322,632	399,694,306

			SHAREHOLDERS´ EQUITY (per related statement)	800,050,699	806,840,505

Total Assets	1,346,373,331	1,206,534,811	Total Liabilities and Shareholders’ Equity	1,346,373,331	1,206,534,811

The accompanying notes and schedules are an integral part of these unaudited financial statements.

31	Fernando A. Esztain Director acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Income

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

	12.31.06 (Notes 1 and 2) Ps.	12.31.05 (Notes 1 and 2) Ps.
Revenues:
Leases and services	83,840,352	65,380,101
Other	59,912,260	22,986,355

Total revenues	143,752,612	88,366,456

Costs:
Leases and services (Schedule H)	(23,840,967)	(22,170,583)
Other (Schedule F)	(61,168,203)	(19,430,439)

Total costs	(85,009,170)	(41,601,022)

Gross profit :
Leases and services	59,999,385	43,209,518
Other	(1,255,943)	3,555,916

Gross profit	58,743,442	46,765,434

Selling expenses (Schedule H)	(7,123,987)	(3,654,490)
Administrative expenses (Schedule H)	(12,511,195)	(7,128,184)

Subtotal expenses	(19,635,182)	(10,782,674)

Results from valuation of inventories at fair market value	177,755	2,834,063

Operating income	39,286,015	38,816,823

Net income on equity investments (Note 6)	23,876,134	18,470,897

Financial gain (loss) generated by assets
Interest income from related parties (Note 5)	158,188	409,165
Interest income	1,248,898	1,100,080
Other interest	1,092,565	235,209
Mortgage loans interest (Torres de Abasto)	104,592	91,195
Interest earned by financial collocations	108,415	142,207
Exchange differences, net	(193,053)	345,603

Subtotal	2,519,605	2,323,459

Financial (loss) gain generated by liabilities:
Interests and exchange differences with related parties (Note 5)	(8,859,972)	(14,240,714)
Financial costs	(3,116,668)	(3,512,930)
Exchange differences, net	110,154	(1,363,565)
Interests on taxes payables	(116,712)	(176,082)
Other interests	(19)	(93,957)

Subtotal	(11,983,217)	(19,387,248)

Financial results, net	(9,463,612)	(17,063,789)

Other income and expenses, net (Note 3.l)	(742,030)	(2,372,654)

Income before taxes	52,956,507	37,851,277

Income tax (Note 10)	(12,756,471)	(14,566,121)

Net income for the period	40,200,036	23,285,156

Net basic earnings per share (Note 9)	0.051	0.030

Net diluted earnings per share (Note 9)	0.020	0.015

The accompanying notes and schedules are an integral part of these unaudited financial statements.

32	Fernando A. Esztain Director acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Changes in Shareholders’ Equity

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

Items	Shareholders’ contributions
	Common Stock (Note 4) Ps.	Inflation adjustment of common stock Ps.	Additional paid-in-capital Ps.	Total Ps.	Appraisal revaluation reserve Ps.	Reserve for new projects development Ps.	Legal reserve (Note 13) Ps.	Accumulated retained earnings Ps.	Total as of December 31, 2006 Ps.	Total as of December 31, 2005 Ps.
Balances as of the beginning of the year	78,196,263	84,620,909	522,805,043	685,622,215	3,952,571	—	10,655,238	106,610,481	806,840,505	791,007,573
Issuance of common stock from Convertible Notes	10,158	—	—	10,158	—	—	—	—	10,158	—
Dividends distribution—Shareholders meeting as of 11.29.05	—	—	—	—	—	—	—	—	—	(29,000,000)
Legal reserve – Shareholders meeting 10.31.06	—	—	—	—	—	—	2,233,952	(2,233,952)	—	—
Dividends distribution—Shareholders meeting as of 10.31.06	—	—	—	—	—	—	—	(47,000,000)	(47,000,000)	—
Legal reserve—Shareholders meeting as of 10.31.06	—	—	—	—	—	57,376,529	—	(57,376,529)	—	—
Net income for the period	—	—	—	—	—	—	—	40,200,036	40,200,036	23,285,156

Balances as of December 31, 2006	78,206,421	84,620,909	522,805,043	685,632,373	3,952,571	57,376,529	12,889,190	40,200,036	800,050,699	—

Balances as of December 31, 2005	78,042,363	84,620,909	522,805,043	685,468,315	3,952,571	—	10,655,238	85,216,605	—	785,292,729

The accompanying notes and schedules are an integral part of these unaudited financial statements.

33	Fernando A. Esztain Director acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (1)

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

	12.31.06 (Notes 1 and 2) Ps.	12.31.05 (Notes 1 and 2) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year	22,212,671	9,801,916
Cash and cash equivalents at the end of the period	8,183,417	4,596,568

Decrease in cash and cash equivalents	(14,029,254)	(5,205,348)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	40,200,036	23,285,156
Adjustments to reconcile net income for the period to cash flows from operating activities:
• Financial results	(863,549)	8,486,202
• Amortization of Notes issuance expenses	—	36,241
• Amortization of impairment of fixed assets	—	(60,500)
• Amortization of impairment of intangible assets	—	(76,081)
• Depreciation of fixed assets	18,005,560	17,500,255
• Amortization of intangible assets	746,734	744,916
• Charge of provision for contingencies	857,828	351,730
• Charge for expenses related to doubtful accounts	(20,153)	1,613,370
• Provisions for Directors’ fees	3,188,639	2,114,439
• Net income on equity investments	(23,876,134)	(18,470,897)
• Loss from valuation of inventories at fair market value	(177,755)	(2,834,063)
• Charge of allowance for doubtful accounts	1,348,723	718,511
• Income tax	12,756,471	14,566,121
Changes in certain assets and liabilities:
• Increase in accounts receivable	(11,251,157)	(26,399,286)
• Increase in other receivables and prepaid expenses	(10,313,052)	(3,494,262)
• (Decrease) in intangible assets	—	(60,699)
• (Increase) Decrease in inventory	(26,738)	19,113,356
• Increase in trade accounts payable	4,893,936	1,505,324
• Increase in customer advances	5,070,233	3,627,544
• Decrease in salaries and social security payable	(2,742,140)	(1,898,578)
• (Decrease) Increase in taxes payable	(5,225,243)	2,370,350
• Decrease in other liabilities	(6,194,013)	(4,000,341)
• Decrease in provisions	(101,035)	(2,393,873)
• Increase in liabilities due to related parties	1,406,382	1,976,040
• Increase in accrued interest	2,291,535	866,203

Net cash provided by operating activities	29,975,108	39,187,178

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of other investments	(1,184,789)	(101,167)
• Acquisition of fixed assets	(18,576,325)	(12,292,260)
• Capital reduction of subsidiaries	—	1,530,200
• Irrevocable contributions in related parties	(66,000)	(90,000)
• Sale of other investments	59,912,260	—
• Collection of receivables from related parties	3,239,941	—
• Payments from purchased companies (Empalme S.A.I.C.F.A. y G.)	(11,666,000)	—
• Payments from purchased companies (Panamerican Mall S.A.)	(158,296,260)	—
• Loans granted to related parties	(8,975,000)	—
• Guarantee deposit for construction and purchase of garages	(4,902,400)	—
• Guarantee deposit	9,111,000	(8,610,000)
• Dividends collected	4,339,312	13,877,784

Net cash used in investing activities	(127,064,261)	(5,685,443)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Payment of seller financing – Mendoza Plaza Shopping S.A	(5,483,731)	(5,149,834)
• Increase in loans from related parties	17,915,000	—
• Payment of short-term and long-term debt	(21,758,000)	(12,500,000)
• Increase in overdrafts	139,386,630	7,942,751
• Payment of dividends	(47,000,000)	(29,000,000)

Net cash provided by financing activities	83,059,899	(38,707,083)

Net decrease in cash and cash equivalents	(14,029,254)	(5,205,348)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these unaudited financial statements.

34	Fernando A. Esztain Director acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

	12.31.06 Ps.	12.31.05 Ps.
Additional information
Cash paid during the year for:
– Interest	9,639,675	9,615,741

Non-cash activities:
– Conversion of unsecured convertible Notes into ordinary shares	10,158	—
– Offsetting of related parties debts and credits	4,385,295	1,022,341
– Decrease in intangible assets through an increase in other receivables and property expenses	—	11,800
– Increase in other receivables through a decrease in fixed assets	—	71,073
– Increase in inventories through a decrease in other non-current investments	59,912,260	3,827,433
– Increase in fixed assets through an increase in trade accounts payable	—	10,860,348
– Decrease in related parties receivables through a decrease in equity investments	22,000,000	—
– Increase in short-term debts through a decrease in provisions	2,569,303	—

35	Fernando A. Esztain Director acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

(expressed in Argentine Pesos)

NOTE 1: PREPARATION OF FINANCIAL STATEMENTS

These financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

Financial Statements corresponding to the six-month periods ended December 31, 2006 and 2005 have not been audited. The Company’s management considers they include all necessary adjustments to fairly present the results of each period.

Results for the six-month periods ended December 31, 2006 and 2005 do not necessarily reflect the proportion of the Company’s results for the complete fiscal years.

ACCOUNTING STANDARDS

The National Securities Commission issued General Resolutions Nos. 485 and 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the new accounting standards recently issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are of obligatory application for fiscal years or interim periods corresponding to years started as from January 1, 2006.

The main change generated by the application of these new standards is relates to the treatment of the adjustment for inflation in calculating the deferred income tax.

According to the terms of the previously referred resolutions of the National Securities Commission, the Company has decided not recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets.

The estimated effect as of December 31, 2006 that the adoption of the new criteria would have generated is as follows:

(i)	an increase of deferred income tax liabilities of Ps. 94.2 million approximately, which should be charged to results of previous years for Ps. 96.3 millions (loss) and to results of the period for Ps. 2.1 million (income).

(ii)	a decrease in assets for equity investments of Ps. 61.4 million approximately, arising from applying such criteria to subsidiary companies, which should be charged to the results of previous years for Ps. 54.1 million (loss) and to results of the period for Ps. 7.3 million (loss).

ALTO PALERMO S.A. (APSA)

NOTE 1: (Continued)

The following chart details the estimated term of reversion of the effect:

Year	Amount (in millions of Pesos)	Amount arising from equity investments (in millions of Pesos)
No fixed term	20.0	6.2
2007	2.3	2.3
2008	4.5	4.4
2009	4.5	4.5
2010	4.6	4.5
2011	4.6	4.5
In greater than
2012	53.7	35

	94.2	61.4

COMPARATIVE INFORMATION

Certain amounts of the financial statements for the six-month period ended December 31, 2005 have been reclassified for the purpose of comparison with the figures of the current period.

NOTE 2: MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these financial statements:

1.	Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

ALTO PALERMO S.A. (APSA)

NOTE 2: (Continued)

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistics and Census.

2.	Use of estimates

The preparation of these financial statements requires that the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issuance of the financial statements, as well as income and expenses recorded during the fiscal years. The Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

3.	Revenue recognition

3.1.	Leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

ALTO PALERMO S.A. (APSA)

NOTE 2: (Continued)

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial nine months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, the Company charges its tenants a monthly administration fee, which is prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations.

Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

3.2.	Revenues and development properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

1.	the sale has been consummated;

2.	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

3.	the Company’s receivable is not subject to future subordination; and

4.	the Company has transferred to the buyer the risk of ownership.

4.	Cash and banks

Cash on hand was computed at nominal value.

5.	Investments

5.1.	Current investments

Mutual funds have been valued at quotation value in force at period / year end.

See the breakdown of current investments in Schedule D.

ALTO PALERMO S.A. (APSA)

NOTE 2: (Continued)

5.2.	Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method. Furthermore, it includes the higher investment value paid for the purchase of the shares of Shopping Neuquén S.A. and Mendoza Plaza Shopping S.A. over the equity value on the date of acquisition, assigned to the fixed assets acquired. See the breakdown of non-current investments in Schedule C.

The value thus obtained, net of allowances, does not exceed the respective estimated recoverable value at the end of the period / year.

5.3.	Land reserve

Land to be used in the development of commercial centers, revenue and/or improvements are valued at acquisition cost, restated in accordance with Note 2.1., or at the estimated market value, the lesser one.

Land and its improvements are transferred to inventories or fixed assets at the time the building of the commercial centre begins or when its marketing is decided.

The values thus obtained do not exceed their respective recoverable values estimated at the closing of the period / year.

See the breakdown of land reserve investments in Schedule D.

6.	Inventory

Real estate acquired for development and further sale is classified as real estate for sale.

Inventories, mainly, have been valued at their acquisition and development cost, adjusted for inflation as mentioned in Note 2.1., net of the corresponding allowances for impairment of value, if applicable.

As an integral part of inventory costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until their completion.

The Company values the real estate in development, with a building process that extends over time and for which purchase/revenues contracts have been signed, at their net realizable value in proportion to their percentage of completion attained. The real estate that has not been sold as stated in Note 2.3.2. has been valued at its acquisition cost, adjusted for inflation.

ALTO PALERMO S.A. (APSA)

NOTE 2: (Continued)

Inventories on which pre-payments were received that fix prices, and the contract conditions of the transaction, assure the effective conclusion of the revenue and the income are valued at net realization value. The result arising from such valuation is disclosed in “Results from valuation of inventories at fair market value” of the Statement of income.

The net carrying value of properties for revenue, in the aggregate, does not exceed their estimated recoverable value.

7.	Fixed assets

Properties purchased or constructed for rental purposes are classified as fixed assets. In addition, it includes the higher investment value paid for the purchase of the shares over the equity value on the date of acquisition, assigned to the fixed assets acquired. See the breakdown of fixed assets investments in Schedule A.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 2.1., less accumulated depreciation and the corresponding allowances for impairment of value.

Furthermore, there is a parcel of land acquired prior to December 31, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account within shareholders’ equity. This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

As an integral part of fixed assets costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up or be sold.

Depreciation charges were calculated following the straight-line method and on the basis of the useful life assigned to the assets, using the criterion of full year of addition. Depreciation rates are shown in Schedule A.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at period / year end.

8.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 2.1., net of accumulated amortization. See the breakdown of intangible assets in Schedule B.

8.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

ALTO PALERMO S.A. (APSA)

NOTE 2: (Continued)

8.2.	Pre-operating expenses

Pre-operating expenses represent direct expenses incurred relating to specific shopping centers prior to the opening of such centers. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

The net carrying value of the intangible assets, does not exceed its estimated recoverable value at the end of the period / year.

9.	Goodwill

This item represents the difference between the purchase price and the market value of assets acquired restated for inflation as mentioned in Note 2.1., which is being amortized by the straight-line method over a term not exceeding 10 years. Goodwill recorded under this caption was generated by the purchase of shares in Tarshop S.A., Fibesa S.A., Panamerican Mall S.A. , Empalme S.A.I.C.F.A. y G. and Emprendimiento Recoleta S.A.

Goodwill related to the acquisition of the subsidiary Panamerican Mall S.A. has been valued at cost, calculated as the difference between the amounts paid for such acquisition and the estimated fair value of the assets acquired.

Goodwill related to Empalme S.A.I.C.F.A. y G. has been valued at cost, which has been calculated as the difference between the amount for such investment and the book value of the acquired interest.

The Company is currently analyzing, in respect of these goodwill, the current value of the assets and liabilities acquired under the terms of Technical Resolution No. 21, point 1.3.1.2 “Subsequent adjustments related to the time of acquisition”. The residual value of goodwill generated by the acquisition of investments in corporations is shown under non-current investments (Schedule C).

Amortization is shown in Note 6 and in “Net income on equity investments” in the Statements of Income.

10.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

11.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at period / year end.

ALTO PALERMO S.A. (APSA)

NOTE 2: (Continued)

12.	Receivables from leases and services and trade payables

Receivables from leases and services and trade payables were valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

13.	Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at that time.

14.	Other receivables and liabilities

- Sundry current receivables and payables were valued at their nominal value plus financial charges accrued at the end of the period / year, where applicable.

- Asset tax has been discounted considering the best estimate of the amount to be paid or collect, respectively.

- As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted.

15.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

16.	Allowances and provisions

- For doubtful accounts: set up based on an individual analysis for recoverability of the loan portfolio. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Increases or decreases for the period / year are shown in Schedule E.

- For impairment of assets: The Company analyzes the recovery of its non-current assets whenever there are facts or circumstances that would indicate that the value recorded exceeds its recoverable value.

ALTO PALERMO S.A. (APSA)

NOTE 2: (Continued)

In such cases, the Company performs for shopping centers a first comparison between the value accounted and the value of its economic use without discount. If as a result of such comparison it arises that the assets´ use value is lesser than the value accounted, a second comparison is made with the highest value between the discounted use value and the market value (recoverable value) in order to determine the impairment to be recorded. The use value is determined on the basis of projections of future cash flows. For the remaining goods (inventories and other fixed assets) the Company compares market values determined on the basis of comparable property values. If there are increases in the recoverable value of the assets previously impaired, the Company accounts the pertinent recoveries in accordance with the accounting standards requirements.

Increases or decreases of the allowance for impairment for the period ended December 31, 2006 and the year ended June 30, 2006 are detailed in Schedule E.

-	For contingencies: set up to cover labor and commercial contingencies and other sundry risks that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance coverage taken out by the Company has also been considered. Increases or decreases for the period/year are shown in Schedule E.

At the date of issuance of these financial statements, the Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

17.	Income tax provision

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities. See Note 10.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these financial statements.

18.	Shareholders’ equity

As mentioned in Note 2.1., shareholders’ equity accounts were restated in constant currency until February 28, 2003. Subsequent movements are shown in current currency units of the month to which they correspond.

The “Appraisal revaluation reserve” corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.7.

ALTO PALERMO S.A. (APSA)

NOTE 2: (Continued)

19.	Results for the period

Statements of income accounts are shown in currency of the month to which they correspond, except for charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets), which were valued at the amount recorded for those assets which are restated as mentioned in Note 2.1.

20.	Advertising expenses

The Company generally expenses advertising and promotion costs as they are incurred, except for advertising and promotion costs incurred in the commercialization of real estate projects and in the launch of new shopping centers, until their inauguration, which are accounted in intangible assets.

21.	Vacation expenses

Vacation expenses are fully accrued in the period of service giving rise to the right to enjoy vacations.

NOTE 3: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a) Cash and banks:

	12.31.06 Ps.	06.30.06 Ps.
Cash in local currency	135,210	240,404
Cash in foreign currency (Schedule G)	253,202	260,844
Banks in local currency	446,921	12,632,412
Banks in foreign currency (Schedule G)	6,062,811	9,070,752
Banks—saving accounts	1,282,354	5,407

Total Cash and Banks	8,180,498	22,209,819

ALTO PALERMO S.A. (APSA)

NOTE 2: (Continued)

b) Accounts receivable, net:

	12.31.06 Ps.	06.30.06 Ps.
Current
Checks to be deposited	23,188,355	15,175,221
Leases and services receivables	19,537,381	13,216,787
Debtors under legal proceedings	16,049,336	16,454,101
Pass-through expenses receivables	7,558,878	6,076,980
Receivables from the sale of Alcorta Plaza´s land (i) (Schedule G)	6,536,792	5,863,550
Notes receivable (Schedule G)	1,666,485	1,391,471
Mortgage receivable Torres Abasto	522,408	380,491
Credit card receivables	13	13
Less:
Allowance for doubtful accounts (Schedule E)	(19,879,708)	(19,649,945)

Total	55,179,940	38,908,669

Non-current
Receivables from the sale of Alcorta Plaza´s land (i) (Schedule G)	5,817,350	11,991,670
Mortgage receivable Torres Abasto	471,965	578,155
Notes receivable (Schedule G)	41,408	169,710
Services receivable	39,975	—

Total	6,370,698	12,739,535

Total accounts receivable, net	61,550,638	51,648,204

(i)	Corresponds to the sale of the Alcorta Plaza´s land. As of December 31, 2006, two installments of USD 1.925 million are to be collected, with annual interest rate of 7.5% on balances maturing in July 2007 and 2008, respectively.

ALTO PALERMO S.A. (APSA)

NOTE 2: (Continued)

c) Other receivables, net:

	12.31.06 Ps.	06.30.06 Ps.
Current
Related parties (Note 5)	21,491,658	10,717,974
Prepaid expenses	4,080,478	2,563,494
Guarantee deposits (i) (ii) (Schedule G)	5,749,093	9,196,063
Prepaid services	559,336	1,349,783
Other tax credits	580,825	1,271,893
Prepaid gross revenues tax	604,007	520,808
Other prepaid tax	—	147,874
Other	246,429	174,554

Total	33,311,826	25,942,443

Non-current
Doubtful mortgage receivables	2,208,275	2,208,275
Allowance for doubtful mortgage receivables (Schedule E)	(2,208,275)	(2,208,275)
Prepaid gross revenues tax	816,083	682,816
Guarantee deposits	226,650	228,407
Related parties (Note 5)	203,312	200,946
Other	—	28,890

Total	1,246,045	1,141,059

Total other receivables, net	34,557,871	27,083,502

(i)	Includes deposits which are restricted (see Note 7).
(ii)	Includes:
a)	as of June 30, 2006 a USD 3 million deposit in guarantee kept in the Deustche Bank in favor of Argentimo S.A. related to an agreement entered into between Alto Palermo S.A., Argentimo S.A. and Constructora San José Argentina S.A. by which the guidelines were established for negotiating the acquisition of land to develop a commercial center and a dwelling and/or office building. On December 31, 2006 the deposit was recovered by the company. See note 19
b)	a guarantee deposit of USD 1.9 million in custody with the Deutsche Bank in favor of Grupo Seis S.C. in respect of an agreement for construction and purchase of garages that will be located in a building next to the Paseo Alcorta Commercial Center. This transaction is subject to the approval of the Government of the Autonomous City of Buenos Aires.

ALTO PALERMO S.A. (APSA)

NOTE 3: (Continued)

d) Inventory:

	12.31.06 Ps.	06.30.06 Ps.
Current
Torres de Rosario (i)	7,502,820	7,325,065
Torres de Abasto (ii)	312,000	312,000
Re-sale merchandise	248,755	210,543
Other	—	11,474

Total	8,063,575	7,859,082

(i)	On December 9, 2005 a preliminary sale contract between the Company and Villa Hermosa S.A. for the sale of a plot of land located in the City of Rosario was subscribed. To the date of these financial statements, the deed has not yet been formalized. The plot is valued at its net realization value as conditions provided in Technical Resolution No. 17 are complied with. At the date of these financial statements a pre-payment for this transaction amounting to Euros 600,000 was recorded in “Customer advances” (See Note 3.i) (ii)).
(ii)	It is disclosed net of the allowance for impairment of Ps. 205,599. See Schedule E.

e) Trade accounts payable:

	12.31.06 Ps.	06.30.06 Ps.
Current
Accruals	10,482,693	7,041,575
Suppliers	5,247,328	2,882,259
Foreign suppliers (Schedule G)	1,008,500	1,023,961
Other	47,115	445,200

Total	16,785,636	11,392,995

Non-current
Foreign suppliers (Schedule G)	511,445	1,010,150

Total	511,445	1,010,150

Total trade accounts payable	17,297,081	12,403,145

ALTO PALERMO S.A. (APSA)

NOTE 3: (Continued)

f) Short-term and long-term debt:

	12.31.06 Ps.	06.30.06 Ps.
Short-term debt
- Banks
Overdrafts (vii)	168,152,211	28,765,581
Deutsche Bank Trust Company Americas loan (i) (Schedule G)	—	9,258,000
Bank interest (iv) (Schedule G)	302,712	925,173
Syndicated loan (iv)	12,500,000	25,000,000

Subtotal	180,954,923	63,948,754

- Financial
Seller financing – Shopping Neuquén S.A. (ii) (Schedule G)	9,140,327	6,291,439
Selller financing – Empalme S.A. (vi) (Schedule G)	15,398,694	—
Notes payable (v)	—	5,376,239
Accrued interest for Unsecured Convertible Notes (Note 5 and Schedule G)	6,537,252	6,588,951
Accrued interest (ii)	1,411,791	1,175,960
Others	90,778	90,778

Subtotal	32,578,842	19,523,367

Total	213,533,765	83,472,121

Long-term debt
- Financial
Selller financing – Empalme S.A. (vi) (Schedule G)	11,635,600	—
Unsecured Convertible Notes (iii) (Note 5 and Schedule G)	144,611,934	145,755,576

Total	156,247,534	145,755,576

Total short-term and long-term debt	369,781,299	229,227,697

(i)	Corresponded to a USD 11 million loan granted on March 4, 2005 which accrued annual interest equivalent to LIBOR plus 3.25%. The last principal installment plus accrued interest was cancelled on August 1, 2006.
(ii)	All the debt was cancelled on February 7, 2007
(iii)	See Note 12.
(iv)	On April 5, 2005 Banco Río de la Plata and Bank Boston N.A. granted the Company a syndicated financial loan for a total amount of Ps. 50 million, which will be amortized in four six-month equal and consecutive installments beginning October 2005. The operation becomes mature on April 5, 2007.

Such loan accrued interest during the first year at a fixed 7.875% rate and during the second year at the Survey rate plus 3%, payable quarterly as from July 2005.

The terms and conditions of such loan require the Company to maintain certain rates and financial conditions, as well as specific ratios and indebtedness levels.

Funds from this loan were applied to pay the balance of the Notes for Ps. 48.4 million (originally issued for Ps. 85 million).

On October 5, 2005, April 5 and October 5, 2006 the first, second and third principal installments of Ps.12.5 million each were cancelled.

(v)	Represents the acquisition of 49.9% of the Mendoza Plaza Shopping S.A. shareholding of USD 1.77 million. This amount was cancelled on September 29, 2006.
(vi)	Ps. 27 million represent the amount owed for the acquisition of the Empalme S.A.I.C.F.A. y G. shareholding. This loan accrues 6% annual interest, payable in four installments of USD 1.9 million each, due at June 25, 2007; December 22, 2007; June 19, 2008 and December 16, 2008.
(vii)	Due to the acquisitions of the current quarter the Company has used advances in current account; consequently, it has a negative working capital of Ps. 191.7 million. The Company shareholders are evaluating actions to be taken to solve this situation.

ALTO PALERMO S.A. (APSA)

NOTE 3: (Continued)

g) Salaries and social security payable:

	12.31.06 Ps.	06.30.06 Ps.
Provision for vacation and other benefits	3,340,427	6,170,445
Social security payable	969,129	911,003
Other	175,850	134,545
Payroll	—	11,553

Total salaries and social security payable	4,485,406	7,227,546

h) Taxes payable:

	12.31.06 Ps.	06.30.06 Ps.
Current
VAT payable, net	2,251,821	2,037,498
Income tax	8,638,719	1,382,458
Gross revenues tax provision	2,658,034	535,813
Other tax withholdings	295,097	312,080
Provision for tax on personal assets of shareholders	536,989	268,494
Gross revenues tax withholdings	259,565	245,840
Turn over Tax Accrued (not claimable)	174,521	175,907
Tax amnesty plan for gross revenues tax payable	173,792	166,173
Other taxes	139,254	43,521

Total	15,127,792	5,167,784

Non-current
Deferred income tax (Note 10)	9,498,465	11,661,108
Tax amnesty plan for gross revenues tax payable	1,576,058	1,664,902
Turn over Tax Accrued (not claimable)	174,520	351,813

Total	11,249,043	13,677,823

Total taxes payable	26,376,835	18,845,607

i) Customer advances:

	12.31.06 Ps.	06.30.06 Ps.
Current
Admission rights	17,345,606	14,968,484
Lease and services advances (i)	8,094,568	7,193,492
Advance for the sale of Rosario land (Schedule G) (ii)	2,423,460	2,365,800
Customer advances	2,323,431	4,020,731
Guarantee deposits	1,741,892	1,484,968

Total	31,928,957	30,033,475

ALTO PALERMO S.A. (APSA)

NOTE 3: (Continued)

	12.31.06 Ps.	06.30.06 Ps.
Non-current
Admission rights	23,963,941	20,200,450
Lease and services advances (i)	9,201,306	9,736,782
Guarantee deposits	—	53,264

Total	33,165,247	29,990,496

Total customer advances	65,094,204	60,023,971

(i)	The balance of lease advances includes Ps. 1,220,000 and Ps. 4,643,501 current and non-current, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the cinema theater complexes at the Abasto and Alto Noa shopping centers.

These advances accrue interest at six-month LIBOR plus 2-2.25%. As of December 31, 2006 the six-month LIBOR was 5.36938%. Based on an agreement between the Company and Hoyts Cinemas, the advances made are being repaid by offsetting lease amounts for the space used by Hoyts Cinemas.

(ii)	Corresponds to an advance payment of Euros 600,000 received from Villa Hermosa S.A. (see Note 3.d (i)). The liability is disclosed net of expenses incurred by the Company on behalf of such company and for its account.

j) Other liabilities:

	12.31.06 Ps.	06.30.06 Ps.
Current
Provision for directors fees (Note 5)	3,279,224	6,240,569
Advances to Directors (Note 5)	(90,585)	(224,645)
Donations payable (Note 5)	1,700,000	1,700,000
Contributed leasehold improvements (i)	212,222	212,222
Withholdings and guarantee deposits	230,960	237,161
Investment in other company (Schedule C) (ii)	549,095	—
Other	—	65,775

Total	5,880,916	8,231,082

Non-current
Contributed leasehold improvements (i)	159,118	265,231
Directors’ guarantee deposits (Note 5)	12,000	12,000

Total	171,118	277,231

Total Other liabilities	6,052,034	8,508,313

(i)	Contributed leasehold improvements relate to installations constructed by the Company in charge of a tenant in the general area of the Abasto Shopping Center. The Company has recorded the installations as fixed asset based on construction costs incurred with a corresponding liability. Improvements are amortized to income over the term of lease. Such depreciation was not significant during the six-month periods ended December 31, 2006 and 2005.
(ii)	Corresponds to the equity investment in E–Commerce Latina S.A. As of December 31, 2006, the share in this Company’s loss exceeded the value of the share in its net equity. The Company will continue financing its operation. See Note 16.

ALTO PALERMO S.A. (APSA)

NOTE 3: (Continued)

k) Previsions:

	12.31.06 Ps.	06.30.06 Ps.
Non Current
Prevision for contingencies (i) (Schedule E)	3,222,967	5,035,477

Total provisions	3,222,967	5,035,477

(i)	In the opinion of the Management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

l) Other income and expenses, net:

	12.31.06 Ps.	12.31.05 Ps.
Recovery / Charge for expenses related to doubtful accounts	20,153	(1,613,370)
Tax on personal assets of shareholders (Note 5)	(268,494)	(233,221)
Provision for contingencies (Schedule E)	(840,855)	(383,067)
Donations	—	(114,238)
Other	347,166	(28,758)

Total other income and expenses, net	(742,030)	(2,372,654)

NOTE 4: COMMON STOCK

As of December 31, 2006, the capital stock consisted of 782,064,214 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

	Par Value Ps.	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	400	Extraordinary Shareholders´ Meeting	10.29.87	12.29.87
Shares issued for cash	1,600	Extraordinary Shareholders´ Meeting	10.26.88	12.29.88
Shares issued for cash	38,000	Extraordinary Shareholders´ Meeting	10.25.89	02.05.90
Shares issued for cash	9,460,000	Ordinary and Extraordinary Shareholders´ Meeting	08.31.95	03.15.96
Shares issued for cash	16,000,000	Ordinary and Extraordinary Shareholders´ Meeting	10.29.96	05.15.98
Shares issued for cash	38,000,000	Ordinary and Extraordinary Shareholders´ Meeting	03.10.98	10.21.99
Shares issued for cash	6,500,000	Ordinary and Extraordinary Shareholders´ Meeting	08.06.99	05.07.02
Shares issued for cash	8,206,421	(*)

	78,206,421

(*)	Capital subscribed in connection with the conversion of unsecured convertible notes. See Note 12.

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S.. Additionally, the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 5: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the period ended		Balance receivable (payable) as of
			12.31.2006 Ps.	12.31.2005 Ps.	12.31.2006 Ps.	06.30.2006 Ps.
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(378,529)	(207,746)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables	—	—	875,333	479,243
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(4,393,184)	(4,427,618)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(97,182,558)	(97,944,277)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(4,170,443)	(9,392,560)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	—	193,743	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services - Salaries and bonuses	—	(14,170)	—	—
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(2,141,681)	(2,158,468)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(47,376,587)	(47,747,925)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(2,033,095)	(4,578,882)	—	—
Other shareholders	Shareholders	Other expenses, net	(268,494)	(233,221)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
Tarshop S.A.	Subsidiary	Leases	—	168,228	—	—
Tarshop S.A.	Subsidiary	Interest income	76,332	404,926	—	—
Tarshop S.A.	Subsidiary	Other current receivables	—	—	156,456	3,477,301
Mendoza Plaza Shopping S.A.	Subsidiary	Other current receivables	—	—	1,184,165	659,268
Mendoza Plaza Shopping S.A.	Subsidiary	Current payable with related parties	—	—	(312,805)	(189,035)
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables	—	—	1,186,716	798,633
Emprendimiento Recoleta S.A.	Subsidiary	Non Current payable with related parties	—	—	(206,839)	(60,468)
Emprendimiento Recoleta S.A.	Subsidiary	Current payable with related parties	—	—	(337,213)	(214,527)
Emprendimiento Recoleta S.A.	Subsidiary	Administration fees – Leases and services	—	72,000	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Interest and exchange differences with related parties	(8,960)	(3,446)	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables – Dividends receivable	—	—	—	—
Fibesa S.A.	Subsidiary	Current payable with related parties	—	—	(18,601)	(143,133)
Fibesa S.A.	Subsidiary	Administration fees – Leases and services	—	60,000	—	—
Fibesa S.A.	Subsidiary	Other current receivables	—	—	168,568	112,385
Fibesa S.A.	Subsidiary	Other non-current receivables	—	—	203,312	200,946
Fibesa S.A.	Subsidiary	Interest income	11,583	3,917	—	—
E-Commerce Latina S.A.	Equity investee	Other current receivables	—	—	52,477	24,666
E-Commerce Latina S.A.	Equity investee	Administration fees - Leases and services	—	—	—	—
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables	—	—	2,766,252	596,240
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	(42,514)	(208,929)

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 5: (Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the period ended		Balance receivable (payable) as of
			12.31.2006 Ps.	12.31.2005 Ps.	12.31.2006 Ps.	06.30.2006 Ps.
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Administration fees-Leases and services	—	—	—	—
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Interest income	61,916	322	—	—
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables	—	—	5,684,065	3,398,404
Shopping Alto Palermo S.A.	Subsidiary	Interest and exchange differences with related parties	(2,645,209)	(244,951)	—	—
Shopping Alto Palermo S.A.	Subsidiary	Current payable with related parties	—	—	(5,877,492)	(2,798,338)
Shopping Alto Palermo S.A.	Subsidiary	Non-Current payable with related parties	—	—	(45,111,907)	(52,869,820)
Shopping Neuquén S.A.	Subsidiary	Other current receivables	—	—	16,375	60
Empalme S.A.I.C.F.A. y G.	Subsidiary	Other current receivables	—	—	6,808,357	—
Empalme S.A.I.C.F.A. y G.	Subsidiary	Interest income	8,357	—	—	—
Inversora del Puerto S.A.	Subsidiary	Current payable with related parties	—	—	(105,000)	(105,000)
	OTHER RELATED PARTIES
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	2,095,640	827,692
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(1,190,181)	(1,377,090)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	—	368,186	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(129,391)	(112,991)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	—	(198,974)	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	1,242	40
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(22,464)	(291)
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	15,730	—
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(279,506)	(135,182)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Administration fees – Leases and services	(732,992)	(227,044)	—	—
Directors´ Fees	Directors	Other current liabilities	—	—	(3,188,639)	(6,015,924)
Directors	Directors	Short-term debt	—	—	(1,385)	(1,010)
Directors	Directors	Long-term debt	—	—	(30,620)	(41,031)
Directors	Directors	Other non-current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Interest and exchange differences with related parties	(2,265)	(18,732)	—	—
Directors	Directors	Directors fees	(3,518,292)	(2,338,914)	—	—
Directors and management	Directors	Other current receivables	—	—	23,564	820
Loans to the personnel	Personnel	Other current receivables	—	—	339,308	333,222
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(1,700,000)	(1,700,000)
Abril S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	16
Museo de los niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	240	5,816
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(1,002)	(1,855)
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	(22,169)	(22,343)
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	—	(2,143)	—	—
Ritelco S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(364)	—
Consultores Asset Managment S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	1,250	—
Cactus S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	720	—
Futuros y Opciones S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	233	—
Bank Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	112,445	—
Fundacion IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	68	—
Canteras Natal Crespo S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	2,454	4,168

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 6: NET INCOME ON EQUITY INVESTMENTS

The breakdown of the net income on equity investments is the following:

	12.31.06 Ps.	12.31.05 Ps.
Income on equity investments	25,109,488	19,741,247
Amortization of goodwill and higher investment value	(1,233,354)	(1,270,350)

Total	23,876,134	18,470,897

NOTE 7: RESTRICTED ASSETS

The Company owns the following restricted assets:

a)	At December 31, 2006, in other current receivables, the Company has deposits that are restricted in accordance with the following amounts:

i) Ps. 20,985 concerning the case “Saavedra Walter Ricardo c/ Alto Palermo S.A. and others about dismissal”.

ii) Ps. 20,382 concerning the case “La Meridional Cía. de Seguros c/ Alto Palermo S.A.” by collecting in pesos.

b)	In relation with file number 25,030-I “Alto Palermo S.A. against tax authorities on Recourse of Appeal”, under court proceedings, the building located in Olegario Andrade 367, Caballito, City of Buenos Aires is subject to a legal attachment, such building having a value of Ps. 36.7 million as of December 31, 2006 (recorded in Other non-current investments).

c)	As of December 31, 2006 the amount of Ps. 32.3 millions is recorded in Non-current investments representing pledged shares of Empalme S.A.I.C.F.A. y G.

NOTE 8: MERGER WITH CONTROLLED COMPANY

The Company performed the corporate merger of its subsidiary company Alto Research and Development S.A. The merger agreement was signed on May 31, 2005, effective as from June 1, 2005. The merger proceedings are currently pending approval by the Corporate Control Bodies.

NOTE 9: EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares. The latter has been determined assuming that the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Unsecured Convertible Notes into ordinary shares at the beginning of the period.

	12.31.06	12.31.05
Weighted-average outstanding shares	782,049,860	780,423,632
Weighted-average diluted ordinary shares	2,239,503,903	2,145,432,742

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 9: (Continued)

Below is a reconciliation between net income for the years and the net income used as basis for calculation of the basic and diluted earnings per share:

	12.31.06 Ps.	12.31.05 Ps.
Net Income for calculation of basic earnings per share	40,200,036	23,285,156
Interest	7,339,286	7,136,538
Exchange difference	(1,133,470)	6,855,778
Income tax	(2,172,036)	(4,897,311)

Net Income for calculation of diluted earnings per share	44,233,816	32,380,161

Net basic earnings per share	0.051	0.030
Net diluted earnings per share	0.020	0.015

NOTE 10: DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year Ps.	Changes for the period Ps.	Balances at period-end Ps.
Deferred tax assets and liabilities
Cash and banks	41,480	12,792	54,272
Accounts receivable	1,911,815	(407,161)	1,504,654
Other receivables	966,171	915,505	1,881,676
Inventories	(5,752,440)	1,188,734	(4,563,706)
Fixed assets	(10,163,932)	(15,400)	(10,179,332)
Intangible assets	(555,833)	208,438	(347,395)
Land reserve	(148,411)	—	(148,411)
Tax payables	184,702	(62,555)	122,147
Other liabilities	595,000	—	595,000
Provisions for contingencies	1,237,417	264,878	1,502,295
Tax loss	22,923	57,412	80,335

Total net deferred tax liabilities	(11,661,108)	2,162,643	(9,498,465)

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 10: (Continued)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate in effect to the net income before taxes:

Items	12.31.06 Ps.	12.31.05 Ps.
Net Income for the period (before income tax)	52,956,507	37,851,277
Current income tax rate	35%	35%

Income for the period at the tax rate	18,534,777	13,247,947
Permanent differences at the tax rate:
Restatement into constant currency (2)	5,299,190	9,793,589
Balance arising from year 2006 tax return	(241,505)	—
Amortization of goodwill	—	182,688
Amortization of intangible assets	4,073	4,074
Donations	38,668	39,983
Loss on equity investments	(10,468,020)	(8,838,469)
Other	(410,712)	136,309

Total income tax charge for the period (1)	12,756,471	14,566,121

(1)	Includes Ps. (2,162,643) related to deferred income tax and Ps. 14,919,114 related to current tax.
(2)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.

NOTE 11: COMMITMENTS AND OPTIONS GRANTED AT RELATED COMPANIES

E-Commerce Latina S.A.

E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a special-purpose Cayman Islands’ corporation created to act on behalf of Altocity.com’s management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Altocity.com S.A. plus a rate of 14% per year in dollars, capitalizable yearly.

Mendoza Plaza Shopping S.A.

On September 29, 2004, at the time of entering the purchase contract of the Mendoza Plaza Shopping S.A. shareholding, the Company subscribed an agreement with Inversiones Falabella Argentina S.A. by which the latter granted to the Company the irrevocable right for a put-option of its shares in Mendoza Plaza Shopping S.A., which may be exercised until the last working day of October 2008, in the amount of USD 3.0 million under the terms especifically established in the contract.

NOTE 12: ISSUANCE OF UNSECURED CONVERTIBLE NOTES

On July 19, 2002, the Company issued Series I of Unsecured Convertible Notes (“ONC”) for up to USD 50 million, with a face value of Ps. 0.10 each. That Series was fully subscribed and paid up.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 12: (Continued)

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Unsecured Convertible Notes are as follows:

•	Issue currency: US dollars.

•

Due date: On May 2, 2006 the Meeting of Obligees decided to postpone the original due date to July 19, 2014 and, for this reason, the CNO have been classified as non-current in these financial statements. As the subscription terms have not been significantly modified, this postponement of the maturity term has had no impact on the financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and USD 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

At December 31, 2006 holders of Unsecured Convertible Notes in ordinary shares of the Company, have exercised their right to convert them for a total of USD 2.77 million leading to the issuing of ordinary shares of Ps. 0.1 face value each, as disclosed in Note 4.

At December 31, 2006 Unsecured Convertible Notes amounted to USD 47.23 million.

NOTE 13: RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, five percent of the net income for the year ending on June 30, 2007 must be appropriated by resolution of shareholders to a legal reserve until such reserve equals to twenty percent of the Company’s outstanding capital.

NOTE 14: DAMAGES IN ALTO AVELLANEDA

On March 5, 2006 there was a fire in Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total area damaged comprised 36 commercial stores and represented 15.7% of the total square meters built. Between the months of June and August 2006 this area was reopened and the operation returned to normal.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 14: (Continued)

As of June 30, 2006, the Company withdrew the proportional part of the fixed assets damaged by the fire in an estimated accounting value of Ps. 6.4 million.

The Company has an insurance coverage against all risks to cover this type of disaster. The final value of the reimbursement is subject to the final liquidation process to be carried out by the insurance companies, which, to the date of these financial statements is not yet completed. The amount of Ps. 4.9 million has been collected to date as advance payment.

NOTE 15: ACQUISITION OF CORDOBA SHOPPING CENTER

On July 7, 2006 Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (SAPSA) subscribed a sale contract of shares for the purchase of all the shareholding of Empalme S.A.I.C.F.A. y G., owner of the Córdoba Shopping Villa Cabrera. This operation was subject to certain conditions precedent, one of these being the approval of the National Commission for the Defense of Competitiveness. This condition was duly approved and notified on December 26, 2006.

The agreed price for such operation is a gross amount of twelve million US dollars (USD 12,000,000) added a variable amount arising from the adjustment prior to closing (originally established in the contract), which was determined in Ps. 3,961,151. The company was incorporated on December 31, 2006. To this date, APSA and SAPSA have paid USD 4,000,000 and subsequent to the end of the current period they have paid the amount representing the adjustment subsequent to period-end. Four installments of two million US dollars (USD 2 million) are still outstanding, to become due every six-months as from June 2007, and accruing 6% annual interest.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 160 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, city of Córdoba. This investment represents for APSA and SAPSA a growing opportunity in the commercial centers segment in line with the expansion strategy and presence in the principal markets inside the country.

NOTE 16: PURCHASE OF E-COMMERCE LATINA S.A. SHARES

On October 24, 2006, the Company entered into a shares purchase agreement with Telefónica Argentina S.A., by which it acquired 808,354 ordinary shares issued and outstanding of E-Commerce Latina S.A., and 11 ordinary shares issued and outstanding of Altocity.Com S.A. for a total price of Ps. 85,876, which were fully paid. Such agreement was subordinated to the approval of the National Commission for the Defense of Competitiveness. By the end of December 2006 the Company was notified the approval of such operation and in January 2007 the price agreed was cancelled and the shareholding duly transferred.

Through this operation, the Company has obtained total share control of E-Commerce Latina S.A.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 17: RE-STRUCTURING ALTOCITY.COM S.A. ACTIVITIES

The Board of Altocity.com S.A. subsidiary of E-Commerce Latina S.A. (see note 16) decided to re-structure a large part of the company activities by increasing those activities described in the social purpose. On January 6, 2007 the meeting of shareholders complied with such initiative in order to incorporate activities allowing reaching an adequate economic and financial equilibrium.

In spite of the fact that during January and February 2007 certain marginal operations will continue so as to comply with effective contracts, the sale of products in the web will end and the activity will be totally closed as from March 2007. The reason for this decision is that although the Company operations registered a significant increase, it was not sufficient to attain appropriate scale economies.

NOTE 18: ACQUISITION OF THE BUILDING KNOWN AS EX- ESCUELA GOBERNADOR VICENTE DE OLMOS                     (CITY OF CÓRDOBA)

In November 2006 the Company participated in a public bidding of the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the city of Córdoba. The building covers 5,147 square meters of surface area. A part of the Patio Olmos commercial center is in operation in four commercial plants and two underground parking lots. This commercial center also includes two neighbor buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement contracts.

The building is under a concession contract, effective for 40 years term due on February 2032, the Company acting as grantor. The contract grants to the licensee the commercial use of the building and establishes a series of payments in favor of the grantor such series increasing in Ps. 2,513 every 47 months. To the date of these financial statements, the concession is undergoing month 179, the effective canon being Ps.10,052 and the next increase estimated for month 186.

The offer of the Company for the purchase of the building was Ps. 32.5 million payable as follows: 30%, that is the amount of Ps. 9.7 million, at the time of awarding the bid and the remaining amount of Ps 22.7 million at the date of the signature of the transfer deed document.

On November 20, 2006 we were notified that the bidding had been awarded to Alto Palermo S.A. (APSA). Consequently, 30% of the price offered according to the terms of the bidding has been duly paid. To the date of these financial statements the transfer deed document is not yet effective.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 18: (Continued)

On January 15, 2007 we were notified by the National Commission for the Defense of Competitiveness that two claims had been submitted to the entity, one by a private individual and the other one by the licensee of the commercial center in respect of this operation. On February 1, 2007 we responded the mentioned claims. To the date of these financial statements we have not been notified of any resolution regarding such claims.

NOTE 19: NEW COMMERCIAL DEVELOPMENT

In December 2006 Alto Palermo S.A. entered into a series of agreements for the construction, marketing and management of a new commercial enterprise to be developed in Saavedra, City of Buenos Aires, by Panamerican Mall S.A. (PAMSA) a company recently incorporated in which APSA has a shareholding of 80%.

Alto Palermo S.A. made capital contributions in PAMSA for Ps. 158.3 million and sold to this company the plot of land located in the streets named Posta, Pico and Arias (bought to Philips Argentina S.A.) in the amount of Ps. 59.9 million. APSA commit itself to make future capital contributions in PAMSA in a maximum amount of USD 37.8 million with the purpose of finishing the pertinent construction works and to guarantee the functioning and use of the commercial center.

The other PAMSA shareholder is Centro Comercial Panamericano S.A. owner of the remaining 20% of the shareholding. This company made capital contribution to PAMSA for Ps. 24.6 million and transferred the ownership of a plot of land located in streets Melian, Vedia and Arias (limiting the plot of land sold by APSA) in the total amount of Ps. 61.5 million and commit itself to make capital contributions for completing the construction works and starting the commercial center up to a maximum amount of USD 9.4 million.

The project includes the construction of a commercial center, a hypermarket, a cinema complex and an office building and/or housing building. This is one of the most significant entrepreneurships of the Company.

NOTE 20: ORDINARY AND EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING

The majority of shareholders of the Ordinary and Extraordinary General Stockholders’ Meeting held on October 31, 2006 approved the distribution of dividends in cash of Ps.47 million. In addition, the shareholders resolved to create a global program for issuing Unsecured Notes, non convertible into shares, for up to USD 200 million or its equivalent in other currencies, under the terms of the negotiable obligations Law number 23,576 and other addenda.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 21: CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Company is currently developing a capitalization program for executive management staff through contributions by employees and by the Company (the “Plan”).

The Plan is addressed to employees selected by the Company with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary (the “Participant”) has accepted, it will be able to make two types of contributions: a monthly one (based on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the monthly salary and up to 15% of the annual bonus. On the other hand, the Company contribution will be 200% of the monthly contributions and 300% of the employee’s extraordinary contributions.

Funds collected from participants´ contributions will initially be send to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which will be approved by the National Securities Commission. Such funds will be freely redeemed under the requirement of the participants. The funds arising from the Company contributions will flow to other independent financial means separated from the previous one.

The participants or their successors will have access to 100% of the Plan benefits (that is, including Company contributions made in favor of the financial means especially created) under the circumstances that follow:

•	ordinary retirement in line with the applicable working regulations

•	total or permanent disability or inability

•	death.

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by the Company only if he has participated in the plan during a minimum term of five years, provided certain conditions were complied with.

As of December 31, 2006 the Company contributions amounts to Ps. 760,987.

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the six-month period ended December 31, 2006

Compared with the year ended June 30, 2006

Schedule A

Items	Original value						Depreciation
	Value as of beginning of year Ps.	Increases Ps.	Decreases Ps.	Transfer Ps.		Value as of end of the period Ps.	Accumulated as of beginning of year Ps.	Rate %		For the period
										Amount (1) Ps.	Decreases Ps.	Increases and transfers Ps.	Accumulated as of end of the period Ps.	Net carrying value as of December 31, 2006 Ps.	Net carrying value as of June 30, 2006 Ps.
Properties:
Shopping centers:
- Abasto	252,177,964	242,452	—		41,173	252,461,589	63,818,261	(	*)	3,906,892	—	—	67,725,153	184,736,436	188,359,703
- Alto Avellaneda	165,936,766	3,352,920	—		400,923	169,690,609	79,648,106	(	*)	4,098,725	—	—	83,746,831	85,943,778	86,288,660
- Paseo Alcorta	105,970,967	505,153	—		7,714	106,483,834	43,711,088	(	*)	1,985,925	—	—	45,697,013	60,786,821	62,259,879
- Patio Bullrich	160,058,090	14,544	(13,018)		(11,038)	160,048,578	50,857,430	(	*)	3,372,958	—	—	54,230,388	105,818,190	109,200,660
- Alto Noa	43,218,304	93,000	(3,766)		—	43,307,538	14,201,824	(	*)	1,032,728	(3,766)	—	15,230,786	28,076,752	29,016,480
- Alto Rosario	86,479,033	408,888	—		4,054,930	90,942,851	3,307,709	(	*)	1,184,505	—	—	4,492,214	86,450,637	83,171,324
Other real estate	10,013,202	—	(243,114)		—	9,770,088	711,611	(	*)	220,856	(243,114)	—	689,353	9,080,735	9,301,591
Leasehold improvements	4,268,588	18,732	(19,463)		—	4,267,857	3,305,281	(	*)	166,784	(19,393)	—	3,452,672	815,185	963,307
Facilities	11,203,063	367,407	—		269,273	11,839,743	2,189,696	10		505,925	—	—	2,695,621	9,144,122	9,013,367
Furniture and fixtures	9,769,350	330,623	(716)		11,538	10,110,795	5,676,043	10		579,533	(103)	—	6,255,473	3,855,322	4,093,307
Vehicles	205,933	—	—		—	205,933	130,211	33		12,620	—	—	142,831	63,102	75,722
Computer equipment	13,161,506	598,238	(41,566)		(2,057)	13,716,121	11,408,825	33		540,482	(38,432)	(5,486)	11,905,389	1,810,732	1,752,681
Software	5,900,362	41,575	(5,663)		2,057	5,938,331	3,907,875	20		397,627	(3,146)	5,486	4,307,842	1,630,489	1,992,487
Advances for the purchase of fixed assets (Alto Avellaneda)	—	11,486,488	—		—	11,486,488	—	—		—	—	—	—	11,486,488	—
Work in progress:
- Rosario	3,990,275	64,655	—		(4,054,930)	—	—	—		—	—	—	—	—	3,990,275
- Patio Bullrich	208,438	—	—		—	208,438	—	—		—	—	—	—	208,438	208,438
- Office improvements	622,065	97,518	—		(719,583)	—	—	—		—	—	—	—	—	622,065
- Alcorta	—	—	—		—	—	—	—		—	—	—	—	—	—
- Construction in progress – Abasto	—	247,562	—		—	247,562	—	—		—	—	—	—	247,562	—
- Construction in progress - Avellaneda	—	706,570	—		—	706,570	—	—		—	—	—	—	706,570	—
Other	1,572	—	(1,572)		—	—	1,572	—		—	(1,572)	—	—	—	—

Total as of December 31, 2006	873,185,478	18,576,325	(328,878)		—	891,432,925	282,875,532	—		18,005,560	(309,526)	—	300,571,566	590,861,359	—

Total as of June 30, 2006	871,614,101	19,623,867	(17,996,217)	(2)	(56,273)	873,185,478	254,971,103	—		35,151,975	(7,247,546)	—	282,875,532	—	590,309,946

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.
(1)	The allocation for the period-end depreciation charges in the statements of income is included in Schedule H, except for Ps. 158,902 which is expensed.
(2)	Includes Ps. 64,370 reclassified to Other receivables and Ps. 8,097 from other investments.

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the six-month period ended December 31, 2006

Compared with the year ended June 30, 2006

Schedule B

Items	Original value						Amortization					Net carrying value as of June 30, 2006 Ps.
	Value as of beginning of year Ps.	Decreases Ps.	Transfers Ps.		Value as of end of the period Ps.	Accumulated as of beginning of year Ps.	Decreases Ps	For the period		Accumulated as of end of the period Ps.	Net carrying value as of December 31, 2006 Ps.
								Rate %	Amount Ps. (1)
Trademarks	494,546	—		—	494,546	332,665	—	10	24,721	357,386	137,160	161,881
Pre-operating expenses:
- Rosario	4,332,072	—		—	4,332,072	2,406,706	—	33.33	722,013	3,128,719	1,203,353	1,925,366
- Alto Shopping	951,336	(951,336)		—	—	951,336	(951,336)	—	—	—	—	—

Total as of December 31, 2006	5,777,954	(951,336)		—	4,826,618	3,690,707	(951,336)	—	746,734	3,486,105	1,340,513	—

Total as of June 30, 2006	5,794,587	(4,833)	(2)	(11,800)	5,777,954	2,200,938	—	—	1,489,769	3,690,707	—	2,087,247

(1)	The amortization charge is disclosed in Schedule H.
(2)	Reclassified to other receivables.

ALTO PALERMO S.A. (APSA)

Interest in other companies

For the six-month period ended December 31, 2006

Compared with the year ended June 30, 2006

Schedule C

Issuer and type of securities	F.V.	Shares owned	Value recorded as of 12.31.2006 Ps.	Value recorded as of 06.30.2006 Ps.	Main activity	Issuer’s information
						Last financial statement
						Legal Address	Date	Common stock Ps.	Income (loss) for the period Ps.	Share holders´ equity Ps.	Interest in common stock %
Non-current Investments
Mendoza Plaza Shopping S.A.-Equity value	1	24,131,367	67,638,951	65,000,095	Real estate investments	Av. Lateral Norte East access 3280– Guaymallén – Mendoza	12.31.06	28,256,870	3,089,995	91,241,735	85.40%
Mendoza Plaza Shopping S.A.-Higher investment value			5,123,141	5,246,096
Tarshop S.A. – Equity value		7,557,775	32,199,323	23,072,945	Credit card	Suipacha 664- 7° Floor- C.A.B.A.	12.31.06	9,447,219	11,407,973	40,249,153	80%
Tarshop S.A. – Goodwill			363,381	484,507
Emprendimiento Recoleta S.A. – Equity value	1	13,449,990	15,580,656	15,078,693	Building, maintenance, operation and exploitation under a regime of use of assets of a section of Recoleta Cultural Center	Av. Pueyrredón 2501 – C.A.B.A.	12.31.06	25,054,000	2,196,618	29,022,905	53.684%
Emprendimiento Recoleta S.A. - Goodwill			(523,035)	(560,394)
Shopping Neuquén S.A. - Equity value			887,872	929,136	Development of	Rivadavia 86 3º Floor Of. 9-	12.31.06	2,200,000	(41,763)	6,190,894	94.623%
Shopping Neuquén S.A.- Higher investment value (1)	1	2,081,706	4,853,806	4,853,806	Undertakings	Neuquén
Shopping Neuquén S.A. - Irrevocable contributions			5,204,112	5,138,112
Inversora del Puerto S.A.- Equity value	1	11,999	134,585	134,585	Real estate investments	Florida 537 – 18º Floor – C.A.B.A.	12.31.06	12,000	—	134,597	99.9917%
Shopping Alto Palermo S.A -Equity value	1	123,454,616	232,516,768	244,879,131	Real estate investment and development	Moreno 877 – 22º Floor - C.A.B.A.	12.31.06	123,454,617	9,637,636	232,516,770	99.9999%
E-Commerce Latina S.A. - Equity value (2)	1	808,354	(549,095)	129,474	Holding	Florida 537 – 18º Floor C.A.B.A.	12.31.06	1,616,708	(1,357,141)	1,098,188	50%
Fibesa S.A. – Equity value	0.00000001	999,900	3,900,225	4,426,840	Agent	Moreno 877 22º Floor – C.A.B.A.	12.31.06	0,01	3,135,744	3,900,617	99.9999%
Fibesa S.A. – Goodwill			7,528,621	8,555,254
Empalme S.A.I.C.F.A. y G. – Equity value	1	7,860,300	32,332,083	—	Exploitation of a shopping	José A. de Goyechea 2851 -	12.31.06	8,274,000	546,776	34,033,772	95%
Empalme S.A.I.C.F.A. y G. – Goodwill			6,429,010	—	Center	Córdoba
Panamerican Mall – Equity value	1	98,384,000	146,429,266	—	Real State invesments	Moreno 877 – 22° floor -	12.31.06	122,980,000	144,322	183,036,582	80%
Panamerican Mall – Goodwill			11,982,452	—	and developments	C.A.B.A.
Conil S.A. – Equity value	1	6,000	187,712	191,379	Real estate investments	Lavalle 1290 7° Floor Of. 301 – C.A.B.A.	12.31.06	12,000	375,424	187,713	50%

Total			572,219,834	377,559,659

(1)	Includes an impairment of Ps. 2,153,984. See Schedule E.
(2)	Set forth in Note 3.j)

ALTO PALERMO S.A. (APSA)

Other Investments

Balances for the period ended December 31, 2006

Compared with the year ended June 30, 2006

Schedule D

Items	Value as of 12.31.2006 Ps.	Value as of 06.30.2006 Ps.
Current
Mutual Funds	2,919	2,852

Total current	2,919	2,852

Non Current
Land reserve:
- General Paz Plot of land (*)	—	59,837,466
- Caballito Plot of land	36,680,754	36,622,004
- Torres Rosario	16,110,481	16,079,162
- Air Space Coto Supermarket	13,143,445	13,143,445
- Other real estate	2,505,476	2,092,423
Old trains	606,873	—

Total non current	69,047,029	127,774,500

Total	69,049,948	127,777,352

(*)	See note 19

ALTO PALERMO S.A. (APSA)

Allowances and Previsions

For the six-month period ended December 31, 2006

Compared with the year ended June 30, 2006

Schedule E

Items	Balances as of beginning of year Ps.	Increases Ps.		Decreases/ reclassifications Ps.		Carrying value as of December 31, 2006 Ps.		Carrying value as of June 30, 2006 Ps.
Deducted from assets:

Allowance for doubtful accounts	19,649,945	(5)	1,348,723		(1,118,960)		19,879,708		19,649,945

Allowance for doubtful mortgage receivable	2,208,275		—		—		2,208,275		2,208,275

Impairment of inventory	205,599		—		—	(2)	205,599	(2)	205,599

Impairment of non-current investments	2,153,984		—		—	(3)	2,153,984	(3)	2,153,984

Included in liabilities:

Provision for non current contingencies	5,035,477	(4)	857,828	(1)	(2,670,338)		3,222,967		5,035,477

Total as of December 31, 2006	29,253,280		2,206,551		(3,789,298)		27,670,533		—

Total as of June 30, 2006	40,927,822		3,007,096		(14,681,638)		—		29,253,280

(1)	Ps. 101,035 corresponds to the usage in the period and Ps. 2,569,303 corresponds to a reclassification to long-term debts
(2)	Set forth in Note 3.d).
(3)	Set forth in Schedule C.
(4)	Includes Ps. 840,855 shown in Note 3.I) and Ps. 16,973 shown in Schedule H
(5)	Set forth in Schedule H.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and other

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

Schedule F

	12.31.06 Ps.	12.31.05 Ps.
Cost by leases and services

Expenses (Schedule H)	23,840,967	22,170,583

Cost by leases and services	23,840,967	22,170,583

Cost by other

Stock as of beginning of year	7,859,082	19,866,484

Purchases of the period	—	1,031,112

Write offs due to obsolescence	26,738	—

Transfers	59,912,260	2,721,032

Gains from valuation of inventories at fair market value	177,755	2,834,062

Expenses (Schedule H)	1,255,943	358,987

Stock as of end of the period (Note 3.d)	(8,063,575)	(7,381,238)

Cost by other	61,168,203	19,430,439

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

For the six-month period ended December 31, 2006

Compared with the year ended June 30, 2006

Schedule G

Items	Class	Amount	Prevailing exchange rate Ps. (1)	Total as of December 31, 2006 Ps.	Total as of June 30, 2006 Ps.
Assets
Current Assets
Cash and banks	USD	1,684,341	3.022	5,090,080	8,151,536
Cash and banks	Euros	307,560	3.986	1,225,933	1,180,060
Accounts receivable, net	USD	2,391,869	3.022	7,228,229	6,387,462
Other receivables, net	USD	1,883,200	3.022	5,691,030	9,138,000

Total Current Assets		6,266,970		19,235,272	24,857,058

Non-current Assets
Accounts receivable, net	USD	1,925,000	3.022	5,817,350	12,161,380

Total Non-current Assets		1,925,000		5,817,350	12,161,380

Total Assets as of December 31, 2006		8,191,970		25,052,622	—

Total Assets as of June 30, 2006		—		—	37,018,438

Liabilities
Current Liabilities
Trade accounts payable	USD	329,360	3.062	1,008,500	1,023,961
Advance to customers	Euros	600,000	4.0391	2,423,460	2,365,800
Short-term debt	USD	5,934,961	3.062	18,172,852	21,566,390

Total		6,864,321		21,604,812	24,956,151

Non-current Liabilities
Trade accounts payable	USD	167,030	3.062	511,445	1,010,150
Long-term debt	USD	51,027,934	3.062	156,247,534	145,755,576

Total		51,194,964		156,758,979	146,765,726

Total Liabilities as of December 31, 2006		58,059,285		178,363,791	—

Total Liabilities as of June 30, 2006		—		—	171,721,877

(1)	Exchange rates at 12.31.06 according to Banco Nación records.

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19,550, section 64, paragraph b)

For the six-month periods ended December 31, 2006 and 2005

Schedule H

Items	Total 12.31.06 Ps.	Costs						Expenses		Total 12.31.05 Ps.
		Other Costs Ps.	Cost of leases and services Ps.	Expenses Ps.	Collective Promotion Fund Ps.	Expenses recovery Ps.	Subtotal Ps.	Administrative Ps.	Selling Ps.
Depreciation and amortization	18,593,392	—	18,593,392	—	—	—	18,593,392	—	—	17,958,145
Condominium expenses	3,320,274	—	3,320,274	140,946	—	(140,946)	3,320,274	—	—	2,883,834
Taxes, rates, contributions and services	6,826,654	5,485	18,065	4,964,947	549,853	(5,514,800)	23,550	1,915,371	4,887,733	3,652,700
Fees for Directors	3,518,292	—	—	—	—	—	—	3,518,292	—	2,338,914
Parking	1,222,943	—	1,222,943	—	—	—	1,222,943	—	—	1,130,816
Fees and payments for services	4,822,946	1,249,715	—	1,510,893	6,787	(1,517,680)	1,249,715	3,573,231	—	2,050,669
Salaries and bonuses	1,609,154	—	—	8,153,311	1,191,789	(9,345,100)	—	1,512,907	96,247	987,265
Maintenance, repairs, cleaning and security	796,286	743	669,320	7,240,257	40,322	(7,280,579)	670,063	126,223	—	309,496
Personnel	232,018	—	—	797,913	20,807	(818,720)	—	232,018	—	154,427
Advertising	552,823	—	—	—	10,108,995	(10,108,995)	—	—	552,823	141,686
Social security taxes	821,544	—	—	2,242,133	507,245	(2,749,378)	—	794,520	27,024	253,874
(Recovery) Charge of contingencies	16,973	—	16,973	—	—	—	16,973	—	—	(31,337)
Allowance for doubtful accounts	1,348,723	—	—	—	—	—	—	—	1,348,723	718,511
Insurance	145,323	—	—	180,133	7,605	(187,738)	—	145,323	—	138,767
Bank charges	209,142	—	—	—	—	—	—	209,142	—	85,717
Rental	101,495	—	—	234,248	7,392	(241,640)	—	101,495	—	59,647
Regulatory Authority expenses	70,972	—	—	—	—	—	—	70,972	—	54,424
Freight and transportation	15,303	—	—	141,990	25,325	(167,315)	—	15,303	—	27,924
Stationary	70,081	—	—	256,003	3,756	(259,759)	—	70,081	—	30,575
Compensations to tenants	27,386	—	—	—	—	—	—	—	27,386	—
Training expenses	—	—	—	—	—	—	—	—	—	233,546
Other	410,368	—	—	77,453	357	(77,810)	—	226,317	184,051	132,644
Other services	—	—	—	101,180	34	(101,214)	—	—	—	—
Recovery of expenses	—	—	—	(26,041,407)	(12,470,267)	38,511,674	—	—	—	—

Total as of December 31, 2006	44,732,092	1,255,943	23,840,967	—	—	—	25,096,910	12,511,195	7,123,987	—

Total as of December 31, 2005	—	358,987	22,170,583	—	—	—	22,529,570	7,128,184	3,654,490	33,312,244

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities

For the six-month period ended December 31, 2006

Compared with the year ended June 30, 2006

Schedule I

	12.31.06								06.30.06
	Other investments (8)	Accounts receivable, net (1)	Other receivables, net (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long-term debt (2)	Related Parties (7)	Other liabilities (4)(9)	Other investments	Accounts receivable, net	Other receivables, net	Trade accounts payable	Customer advances	Short-term and long- term debt	Related parties	Other liabilities (4)
No fixed term	—	—	6,221,971	—	—	90,777	—	14,982,527	—	—	12,415,050	—	1,438,264	90,778	125,916	18,396,585

Past due	—	14,906,558	1,338,531	5,832,408	5,056,389	7,982,816	—	9,130	—	5,978,899	715,251	2,752,330	—	7,467,400	—	—

To mature
In three months	2,919	23,375,120	23,387,831	7,403,785	6,898,757	174,292,852	8,694,060	8,307,741	2,852	20,027,078	10,732,281	7,492,392	10,481,462	51,256,395	5,366,346	10,542,515
Between 3 and 6 months	—	6,492,878	907,599	1,131,704	6,643,019	20,199,347	—	1,486,334	—	6,421,124	1,647,126	653,577	6,231,854	12,195,396	—	7,504,159
Between 6 and 9 months	—	8,803,668	907,599	1,265,458	6,625,421	3,268,626	—	1,986,666	—	3,821,376	86,999	286,319	5,940,947	—	—	785,140
Between 9 and 12 months	—	1,601,716	774,945	1,152,281	6,705,371	7,699,347	—	11,455,148	—	2,660,192	603,035	208,377	5,940,948	12,462,152	—	94,598

Between 1 and 2 years	—	5,992,547	601,495	511,445	14,294,202	11,635,600	45,318,746	461,161	—	6,392,556	563,461	989,393	12,524,886	—	52,930,288	454,210
Between 2 and 3 years	—	91,748	195,789	—	7,646,673	—	—	270,504	—	5,969,564	144,328	20,757	6,188,641	—	—	471,261
Between 3 and 4 years	—	60,300	46,806	—	3,325,431	—	—	227,434	—	77,368	29,483	—	2,886,374	—	—	289,605
In greater than 4 years	—	226,103	175,305	—	7,898,941	144,611,934	—	950,597	—	300,047	146,488	—	8,390,595	145,755,576	—	1,078,870

Total to mature	2,919	46,644,080	26,997,369	11,464,673	60,037,815	361,707,706	54,012,806	25,145,585	2,852	45,669,305	13,953,201	9,650,815	58,585,707	221,669,519	58,296,634	21,220,358

Total with fixed term	2,919	61,550,638	28,335,900	17,297,081	65,094,204	369,690,522	54,012,806	25,154,715	2,852	51,648,204	14,668,452	12,403,145	58,585,707	229,136,919	58,296,634	21,220,358

Total	2,919	61,550,638	34,557,871	17,297,081	65,094,204	369,781,299	54,012,806	40,137,242	2,852	51,648,204	27,083,502	12,403,145	60,023,971	229,227,697	58,422,550	39,616,943

(1)	Does not accrue interest, except for Ps. 994,373 that accrue interest at a variable market rate.
(2)	Accrue interest at a fixed and variable market rate.
(3)	Includes Ps. 2,766,252 that accrue interest at a fixed rate.
(4)	Represents salaries and social security payable, taxes payable, other liabilities and previsions.
(5)	Includes Ps. 5,863,501 that accrue interest at a variable market rate.
(6)	Includes Ps. 1,519,945 that accrue interest at a variable market rate.
(7)	Does not accrue interest, except for Ps. 45,111,907 that accrue interest at a fixed rate.
(8)	Accrue interest at a fixed rate.
(9)	Does not accrue interest, except for Ps. 1,749,850 that accrue interest at a fixed rate.

BUSINESS HIGHLIGHTS AS OF DECEMBER 31, 2006

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

Buenos Aires, February 9, 2007 – Alto Palermo S.A. (APSA) (BCBA: APSA, Nasdaq: APSA) and alternatively the “Company”, one of the leading companies in the real estate business principally engaged in the holding, development, managing and acquisition of Shopping Centers in Argentina, is hereby showing its profits and losses for the second semester of fiscal year 2007 ended December 31, 2006.

Net income for the six-month period was Ps 40.2 million, in comparison with the Ps. 23.3 million gain for the same period of the previous year. This improvement represents an increase of 72.6%.

Total revenues as of December 31, 2006, were Ps. 282.4 million, that is, 53.1% higher than revenues recorded during the same period of the previous year. This increase principally results from the income of the sale of General Paz plot of land, the excellent momentum of our shopping centers and to the 61.8% increase of the revenues from our subsidiary Tarshop S.A..

Gross profit of the period amounted to 35.6%, from Ps 109.5 million in the second quarter of fiscal year 2006 to Ps. 148.5 million during the same period of fiscal year 2007. The consolidated operating income for the period recorded an increase of Ps. 84.9 million from Ps. 73.7 million recorded during the same period of the previous year, representing an increase of 15.1%.

EBITDA1 for the six-month period increased by Ps. 117.6 million representing an increase of 11.7% with respect to the EBITDA of the same period of the previous year.

Comments on the operation of the three-month period

The Argentine economy has undergone another year of strong growth allowing to close the calendar year 2006 with 8.4% 2 variation in the Gross Domestic Product (GDP). Consequently, this variation consolidates its fourth consecutive growth year over 8%, with an accumulated variation for such period of 40.5%2.

Public finances continued evolving positively during calendar year 2006. Public revenues recorded an interannual increase of 26.6%, whereas expense increase represented 28.8% that generated a margin in the primary results of the public accounts of 3.5% of the GDP. On the other hand, the service of the debt decreased 0.7%. These factors allowed that the consolidated public sector went from a financial deficit as percentage of the GDP of 2.0% in calendar year 2002 to a surplus of 1.7% in calendar year 2006. This improvement in the public sector budget raise moderate financial obligations for the coming years.

The monetary policy was again focused on stimulating the aggregated demand via interest rates and increase of monetary aggregates, which also derived in larger accumulation of reserves by the

[1]

Operating income plus fixed assets depreciation and intangible assets amortization. EBITDA is not considered a generally accepted accounting measure and therefore it should not be used as a measure of financial or operating performance.

[2]	Projections of the law firm Estudio M.A. Broda y Asociados Argentine Central Bank (BCRA). The level of reserves as of December 31, 2004 is USD 32,037 million.

In respect of foreign accounts, Argentina recorded during calendar year 2006 an excess in the balance of payment of USD 12,410 million. Such excess is formed by increased exports from USD 40,013 million in calendar year 2005 to USD 46,569 million in calendar year 2006, with a positive variation of 16.4% and by increased imports from USD 28,691 for calendar year 2005 to USD 34,159 million in calendar year 2006, and a positive variation of 19%.

Once again total consumption is the higher issue in the GDP increase contributing with a 68%3 variation in calendar year 2006. Consumption accumulates 35% increase in the four year period subsequent to the 2002 crisis and is placed in historical levels. As regards private consumption, one of the principal motors of this expansion were sales in commercial centers that recorded an inter-annual growth of 24.6% on current seasonal prices and an accumulated growth for the four last calendar years of 90%. This is at large due to the higher access of medium-low income population sectors to commercial centers, as well as the significant growth of foreign tourism.

Consumer prices calculated by the INDEC (Index of Consumer Prices) recorded as of December 31, 2006 an annual accumulated variation of 9.8% in which 19.9% increase in education and 14.6% increase in clothing should be stressed. In spite of having recorded a significant 2.5% positive variation with respect to the 12.3% inflation for calendar year 2005, the economic analysts still consider that the inflation problem is one of the principal challenges for the government during the coming years, as its efforts to control the price levels create larger distortions.

Construction is still one of the principal growth factors, representing 68% of total investments for calendar year 2006, which explains the 58% of the accumulated increase during the last four years. For the 12 month-period ended December 31, 2006, the synthetic index of the construction activity (ISAC) prepared by the National Institute on Statistics and Census2 (INDEC) increased 15.2% in respect of the same period of the previous year.

Sales in commercial centers at constant prices decreased 0.5% with respect to November 2006. However, the trend continues to be promissory as the inter-annual evolution had a positive variation of 4.8%.

[3]	Projections of the law firm Estudio M.A. Broda y Asociados

During the six-month period ended December 31, 2006 our lessees continued increasing sales reaching Ps. 1,422.5 million. Such sales represent 22.5% higher than sales for the previous year.

The commercial success of our lessees continues increasing the demand for room in our commercial centers. Consequently, we have been able to maintain our commercial centers 99.1% occupied. Evolution of this variable not only refers to an improvement of our business but it also shows the excellent quality of our portfolio of commercial centers.

New commercial enterprise. In December 2006 Alto Palermo S.A. (SAPSA) entered into a series of agreements for the construction, marketing and management of a new commercial center to be developed in Saavedra, City of Buenos Aires, by Panamerican Mall S.A. (PAMSA) a company recently incorporated in which APSA has a shareholding of 80%.

Alto Palermo S.A. made capital contributions in PAMSA for Ps. 158.3 million and sold to this company the plot of land previously bought to Philips Argentina S.A. in the amount of Ps. 59.9 million. APSA commit itself to make future capital contributions in PAMSA in a maximum amount of USD 37.8 million with the purpose of finishing the pertinent construction works and to guarantee the functioning and use of the commercial center.

The other PAMSA shareholder is Centro Comercial Panamericano S.A. owner of the remaining 20% of the shareholding. This company made capital contribution to PAMSA for Ps. 24.6 million and transferred the ownership of a plot of land located limiting the plot of land sold by APSA in the total amount of Ps. 61.5 million and commit itself to make capital contributions for completing the construction works and starting the commercial center up to a maximum amount of USD 9.4 million.

The project includes the construction of a commercial center, a hypermarket, a cinema complex and an office building and/or housing building. This is one of the most significant entrepreneurships of the Company.

Acquisition of the Córdoba Shopping. On July 7, 2006 the Company subscribed an agreement with Roggio Group by which, after a due diligence process, all the shareholding of Empalme S.A.I.C.F.A. y G. owner of the Córdoba Shopping Villa Cabrera, was transferred to APSA and Shopping Alto Palermo S.A. (subsidiary of APSA)

On December 18, 2006 the transaction was approved by the National Commission for the Defense of Competitiveness through resolution SCI No. 67 of the Secretariat of Commerce. Consequently, the Company was able to start management of Empalme S.A.I.C.F.A. y G..

The price agreed for such transaction was a gross amount of USD 12.0 million added a variable amount arising from the adjustment subsequent to closing (originally considered in the contract), which was determined in Ps. 4.0 million. To the date of these financial statements APSA and SAPSA have paid USD 4.0 million and the amount of the adjustment subsequent to closing; being pending of payment the amount of USD 8.0. The real estate is covered by a concession contract, the Company being the grantor, effective for 40 years and due in February 2032. This contact establishes that the licensee will have the commercial use of the real estate.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 160 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, city of Córdoba. This investment represents for APSA and SAPSA a growing opportunity in the commercial centers segment in line with the expansion strategy and presence in the principal markets inside the country.

Acquisition of real estate in the Province of Córdoba. In November 2006 Alto Palermo S.A. participated in a public bidding of the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the city of Córdoba. The building covers 5,147 square meters of surface area. A part of the Patio Olmos commercial center is in operation in four commercial plants and two underground parking lots. This commercial center also includes two neighbor buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement contracts.

The offer of the Company for the purchase of the building was Ps. 32.5 million. On November 20, 2006 we were notified that the bidding had been awarded to Alto Palermo S.A. The amount of Ps. 9.8 million, that is, 30% of the total amount payable according to the bidding terms, has already been paid. The remaining amount will be paid when signing the transfer deed document which, to the date of these financial statements, is not yet effective.

On January 15, 2007 we were notified by the National Commission for the Defense of Competitiveness that two claims had been submitted to the entity, one by a private individual and the other one by the licensee of the commercial center in respect of this operation. On February 1, 2007 we responded the mentioned claims. To the date of these financial statements we have not been notified of any resolution regarding such claims.

Credit Card Segment

Tarshop S.A. is a credit card company in which APSA holds 80% interest.

The favorable context and the successful performance of our credit cards business unit, pushed Tarshop S.A. income to Ps. 9.0 million during the six-month period of fiscal year 2007, which represents a 28.6% increase in comparison with the Ps. 7.0 million income of the same period of the previous year.

Net revenues had a significant increase of 61.8%, from Ps. 55.2 million during the six-month period of fiscal year 2006 to Ps. 89.3 million of the same period of fiscal year 2007. In addition, operating results increased 31.3% to Ps. 17.0 million.

The credit portfolio including securitized coupons as of December 31, 2006 was Ps. 558.0 million, 125.5% greater than Ps. 247.5 million as of December 31, 2005.

In the area of collections, short-term delinquency at December 31, 2006 was only 2.1%.

Other Significant Events of the Quarter

Financial Debt

With the purpose of financing the acquisition of the three-month period ended December 31, 2006, we have taken an additional short-term debt in the amount of Ps. 167.2 million. We would be able to consider other financial alternatives, during the next periods, adjusting the due dates to the Company’s fund flows.

As of December 31, 2006, the Company’s financial debt is as follows:

Type of Debt	Remaining Amount	Due in
Syndicated loan	Ps. 12.5	Apr-07
Convertible Notes	USD 47.2	Jul-14
Córdoba Shopping loan (1)	USD 8.0	Dec-08
Short term loans (variable rate) (2)	Ps. 127.2	May /Jun-07
Bank Boston loan	Ps. 40.0	Nov-07

(1)	Does not include the variable portion in pesos of the financing, which is Ps. 3.9 million.
(2)	Includes daily advances.

During the semester ended September 30, 2006, the Company paid the outstanding amount of the Deutsche Bank loan intended for restructuring the Mendoza Plaza Shopping debt. The outstanding balance at the beginning of the period of USD 3.0 million was cancelled on August 1, 2006.

In respect of the syndicated loan of Ps. 50 million, during fiscal year 2005, on October 2006 the third capital installment of Ps. 12.5 million was cancelled. The outstanding balance as of December 31, 2006 is Ps. 12.5 million and it accrues the survey rate plus 3%.

With respect to the Convertible Notes of series I up to a face value of USD 50 million, on May 2, 2006 the Extraordinary Meeting of Noteholders decided to postpone the maturity term of the Convertible Notes and established that the new due date will be July 19, 2014. The total amount outstanding of Convertible Notes is USD 47,227,934, the number of Company shares is 782,064,214 and the capital is Ps. 78,206,421.

During the third quarter of fiscal year 2007, we look forward to continuing offering a wide variety of commercial proposals, in line with the needs of our clients. Our intention is to make activities, promotions and entertainments more available to our clients so that they recognize and feel identifyied with our proposals, in line with the process carried out during the past periods. In addition, the projects of remodeling our shopping centers, as well as, our continuing evaluation of the differents investments opportunities that arise in the shopping centers industry with the purpose of increasing our property portfolio in the City of Buenos Aires and in other districts of the country as well.

Principal Consolidated Financial Ratios

For the six-month periods ended December 31, 2006 and 2005

(In Argentine Pesos)

	December 31, 2006 (Ps.)	December 31, 2005 (Ps.)	Change	% change

EBITDA (1)	117,619,894	105,327,207	12,292,687	11.7%
EBITDA per share	1.504	1.35	0.154	11.4%
EBITDA per share—Fully Diluted	0.528	0.48	0.052	10.9%
Financial Debt (2)	382,356,462	233,624,389	148,732,073	63.7%
Shares Outstanding (Ps. 1 p.v.)	78,206,421	78,042,363	164,058	0.2%
Shares Outstanding Fully Diluted	222,818,355	221,399,055	1,419,300	0.6%
Price per share (Ps. 1 p.v.)	9.40	6.80	2.60	38.2%
Market Capitalization	735,140,361	530,688,068	204,452,293	38.5%
Market Capitalization Fully Diluted	2,094,492,540	1,505,513,554	588,978,986	39.1%
Enterprise Value (3)	985,789,307	679,686,459	306,102,848	45.0%
Enterprise Value Fully Diluted	2,200,529,552	1,511,155,258	689,374,294	45.6%
Financial Debt / Enterprise Value	0.39	0.33	0.06	18.2%
FFO (4)	76,390,290	58,317,377	18,072,913	31.0%
FFO per share	0.98	0.75	0.23	30.7%
Net income for the period	40,200,036	23,285,156	16,914,880	72.64%

(1)	Operating income plus fixed assets depreciation and intangible assets amortization. EBITDA is not considered a generally accepted accounting measure and therefore it should not be used as a measure of financial or operating performance.
(2)	Financial Debt, net of accrued interest (includes financial liabilities with related companies).
(3)	Outstanding shares at their market value plus financial debt minus cash and banks and current investments.
(4)	Funds from operations calculated as the period’s results before amortization and depreciation and other net income and expenses.

2.	Consolidated balance sheet structure as compared with the same period of the three previous years.

	12.31.2006 Ps.	12.31.2005 Ps.	12.31.2004 Ps.	12.31.2003 Ps.
Current assets	332,033,572	224,367,658	138,663,546	98,586,687
Non-current assets	1,303,218,488	1,094,879,981	1,099,856,131	1,013,446,181

Total	1,635,252,060	1,319,247,639	1,238,519,677	1,112,032,868

Current liabilities	502,899,864	405,631,517	229,072,849	80,266,496
Non-current liabilities	262,539,203	99,646,331	216,789,528	266,087,305

Subtotal	765,439,067	505,277,848	445,862,377	346,353,801

Minority interest	69,762,294	28,677,062	24,075,382	14,802,438
Shareholders´ equity	800,050,699	785,292,729	768,581,918	750,876,629

Total	1,635,252,060	1,319,247,639	1,238,519,677	1,112,032,868

3.	Consolidated income structure as compared with the same period of the three previous years.

	12.31.2006 Ps.	12.31.2005 Ps.	12.31.2004 Ps.	12.31.2003 Ps.
Operating income	84,903,393	73,742,801	41,947,235	21,773,437
Net loss on equity investments	(678,569)	(244,684)	(425,508)	(919,116)
Amortization of goodwill	(2,341,822)	(2,378,817)	(2,413,398)	(2,413,279)
Financial results, net	(4,571,297)	(15,266,669)	(8,762,803)	(8,992,131)
Other (expense) income, net	(967,312)	(882,677)	(560,630)	632,957
Income tax	(32,365,728)	(28,955,955)	(18,664,745)	(9,921,253)
Minority interest	(3,778,629)	(2,728,843)	(290,406)	(42,173)

Net income	40,200,036	23,285,156	10,829,745	118,442

4.	Statistical data as compared with the same period of the three previous years.

Not applicable.

5.	Key ratios as compared with the same period of the three previous years.

	12.31.2006 Ps.	12.31.2005 Ps.	12.31.2004 Ps.	12.31.2003 Ps.
Liquidity

Current assets	332,033,572	224,367,658	138,663,546	98,586,687

Current liabilities	502,899,864	405,631,517	229,072,849	80,266,496

Ratio	0.66	0.55	0.61	1.23

Indebtedness

Total liabilities	765,439,067	505,277,848	445,862,377	346,353,801

Shareholders´ equity	800,050,699	785,292,729	768,581,918	750,876,629

Ratio	0.96	0.64	0.58	0.46

Solvency

Shareholders’ equity	800,050,699	785,292,729	768,581,918	750,876,629

Total liabilities	765,439,067	505,277,848	445,862,377	346,353,801

Ratio	1.05	1.55	1.72	2.17

Non Current Assets to total Assets

Non current assets	1,303,218,488	1,094,879,981	1,099,856,131	1,013,446,181

Total assets	1,635,252,060	1,319,247,639	1,238,519,677	1,112,032,868

Ratio	0.80	0.83	0.89	0.91

Profitability

Net income for the period	40,200,036	23,285,156	10,829,745	118,442

Average shareholders’ equity	783,345,584	776,507,573	764,062,935	755,004,547

Ratio	0.05	0.03	0.01	0.0002

6.	Brief comment on the future perspectives for the ensuing quarter.

See item 1.

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2006

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities and other similar circumstances that occurred during the periods included in the financial statements, which affect their comparison with financial statements filed in previous periods, or that could affect those to be filed in future financial periods.

See Note 14.

3.	Classification of receivables and liabilities.

a)	Past due receivables:

	12.31.06 Ps.	09.30.06 Ps.	06.30.06 Ps.	03.31.06 Ps.	Total Ps.
Accounts receivable, net	5,768,755	7,133,246	400,073	1,604,484	14,906,558
Other receivables	389,919	89,714	—	858,898	1,338,531

b)	Past due payable:

	12.31.06 Ps.	09.30.06 Ps.	06.30.06 Ps.	03.31.06 Ps.	Total Ps.
Trade accounts payable	5,099,880	669,387	—	63,141	5,832,408
Customers advances	384,862	3,298,242	380,071	993,214	5,056,389
Short-term debt	—	—	—	7,982,816	7,982,816
Taxes payable	2,048	3,556	2,948	578	9,130

c)	Receivables and liabilities with no fixed term:

12.31.06 Ps.
Other receivables	6,221,971
Short and long-term debt	90,777
Taxes payable	9,498,465
Other liabilities	2,261,095
Provisions	3,222,967

3.	(Continued)

d)	Current receivables to mature:

	03.31.07 Ps.	06.30.07 Ps.	09.30.07 Ps.	12.31.07 Ps.	Total Ps.
Accounts receivable, net	23,375,120	6,492,878	8,803,668	1,601,716	40,273,382
Other receivables, net	23,387,831	907,599	907,599	774,945	25,977,974

e)	Non-current receivables to mature:

	12.31. 08 Ps.	12.31.09 Ps.	12.31.10 Ps.	12.31.11 Ps.	Total Ps.
Accounts receivable, net	5,992,547	91,748	60,300	226,103	6,370,698
Other receivables, net	601,495	195,789	46,806	175,305	1,019,395

f)	Current liabilities to mature:

	03.31.07 Ps.	06.30.07 Ps.	09.30.07 Ps.	12.31.08 Ps.	Total Ps.
Trade accounts payable	7,403,785	1,131,704	1,265,458	1,152,281	10,953,228
Customer advances	6,898,757	6,643,019	6,625,421	6,705,371	26,872,568
Short-term debt	174,292,852	20,199,347	3,268,626	7,699,347	205,460,172
Related parties	8,694,060	—	—	—	8,694,060
Salaries and social security payable	1,938,804	793,826	1,752,776	—	4,485,406
Taxes payable	6,348,726	581,712	123,094	8,065,129	15,118,661
Other liabilities	20,211	110,796	110,796	3,390,019	3,631,822

g)	Non-current liabilities to mature:

	12.31.08 Ps.	12.31.09 Ps.	12.31.10 Ps.	12.31.11 Ps.	Total Ps.
Trade accounts payable	511,445	—	—	—	511,445
Customer advances	14,294,202	7,646,673	3,325,431	7,898,941	33,165,247
Long-term debt	11,635,600	—	—	144,611,934	156,247,534
Related parties	45,318,746	—	—	—	45,318,746
Taxes payable	364,618	207,930	227,434	950,597	1,750,579
Other liabilities	96,543	62,574	—	—	159,117

4.	Classification of receivables and liabilities.

a) Accounts receivable, net:

		Ps.
Current
Local currency	(1)	47,951,711
Foreign currency	(1)	7,228,229

Non-current
Local currency	(1)	553,348
Foreign currency	(1)	5,817,350

(1)	Does not accrue interest, except for Ps. 994,373 that accrue interest at a variable market rate.

b) Other receivables, net:

Current
Local currency	(1)	27,620,796
Foreign currency	(1)	5,691,030

Non-current
Local currency	(1)	1,246,045

(1)	Does not accrue interest, except for Ps.2,766,252 that accrue interest at a fixed rate.

c) Trade accounts payable:

Current
Local currency	(1)	15,777,136
Foreign currency	(2)	1,008,500

Non-current
Foreign currency	(2)	511,445

(1)	Does not accrue interest, except for Ps. 1,519,945 that accrue interest at a variable rate.
(2)	Accrue interest at a variable market rate

4.	(Continued)

d)	Customer advances:

		Ps.
Current
Local currency	(1)	29,505,497
Foreign currency	(1)	2,423,460

Non-current
Local currency	(1)	33,165,247

(1)	Does not accrue interest, except for Ps. 5,863,501 that accrue interest at a variable market rate.

e)	Short-term and long-term debt:

Current
Local currency	(1)	195,360,913
Foreign currency	(1)	18,172,852

Non current
Foreign currency	(1)	156,247,534

(1)	Accrue interest at a fixed and variable market rate.

f)	Salaries and social security payable:

Current
Local currency	(1)	4,485,406

(1)	Does not accrue interest.

g)	Taxes payable:

Current
Local currency	(1)	15,127,792

Non Current
Local currency	(1)	11,249,043

(1)	Does not accrue interest, except for Ps. 1,749,850 that accrue interest at a fixed rate.

4.	(Continued)

h)	Related parties:

		Ps.
Current
Local currency	(1)	8,694,060

Non-current
Local currency	(1)	45,318,746

(1)	Does not accrue interest, except Ps. 45,111,907 that accrue interest at a fixed rate.

i)	Other liabilities:

Current
Local currency	(1)	5,880,916

Non-current
Local currency	(1)	171,118

(1)	Does not accrue interest.

j)	Provisions:

Non-current
Local currency	(1)	3,222,967

(1)	Does not accrue interest.

5.	Related parties.

See Note 5 and Schedule C to the financial statements.

6.	Loans to directors.

See Note 5.

7.	Physical inventories of stock.

See Note 2.6. to the financial statements.

8.	Current values.

See Notes 2.5. and 2.6. to the financial statements.

9.	Appraisal revaluation of assets.

See Note 2.7. to the financial statements.

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permitted by Section 31 of Law No. 19.550.

None.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts Ps.	Accounting values Ps.	Risk covered
Abasto Shopping and premises	246,182,543	184,736,436	Fire, full risk and dismissed profit
Paseo Alcorta Shopping	111,028,998	60,786,820	Fire, full risk and dismissed profit
Alto Avellaneda Shopping	95,080,532	85,943,778	Fire, full risk and dismissed profit
Patio Bullrich Shopping	71,372,378	105,818,190	Fire, full risk and dismissed profit
Alto Noa Shopping	52,301,362	28,076,752	Fire, full risk and dismissed profit
Alto Rosario Shopping	89,317,790	86,450,637	Full risk, construction and assembly.
Unique policy	15,000,000	—	Civil responsibility

The insurance amounts do not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders´ equity.

See Schedule E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

See Note 13.

Autonomous City of Buenos Aires, February 9 2007

Fernando A. Esztain
Director
acting as President

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

C.U.I.T.: 30-52767733-1

1.	We have reviewed the balance sheet of Alto Palermo S.A. (APSA) at December 31, 2006, and the related statements of income, of changes in shareholders’ equity and of cash flows for the six-month periods ended December 31, 2006 and 2005 and the complementary notes 1 to 21 and exhibits A to I. Furthermore, we have reviewed the consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries for the six-month periods ended December 31, 2006 and 2005, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and examinations of the financial statements of the Company and the consolidated financial statements for the years ended June 30, 2006 and 2005, on which we issued our unqualified report on September 8, 2006, we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) at December 31, 2006 and 2005 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them.

b)	the comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company´ s financial statements at June 30, 2006.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Cont.)

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements are pending transcription into the “Inventory and Balance Sheet” book;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements; at the date of issue, those financial statements are being transcribed into the Journal;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make; and

d)	at December 31, 2006, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to thousands of Ps. 796,918, none of which was claimable at that date.

Autonomous City of Buenos Aires, February 9, 2007.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Andrés Suarez Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 245 Fº 61	Dr. José Daniel Abelovich Public Account (U.B.A.) C.P.C.E.C.A.B.A. Tº 102 F° 191 Professional Registration of the Firm C.P.C.E.C.A.B.A. T° 1 F° 240

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: February 19, 2007.